Filed by Inco Limited

Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Presentation to the Investment Community February 14, 2006 February 14, 2006 February 14, 2006 February 14, 2006 February 14, 2006

Contents

1.	Opening Remarks	Scott M. Hand
Chairman and Chief Executive Officer

2.	Nickel Markets &	Peter J. Goudie
	Market Position	Executive Vice-President, Marketing

3.	Operations, PT Inco,	Peter C. Jones
	Voisey’s Bay & Goro Project	President and Chief Operating Officer

4.	Ontario, Manitoba &	Mark Cutifani
	U.K. Operations	President, North America/Europe

5.	Financial Review	Bob Davies
Executive Vice-President and
Chief Financial Officer

6.	Closing Remarks	Scott M. Hand
Chairman and Chief Executive Officer

7.	2006 Guidance
For additional copies of this presentation, or investor inquiries please contact:

Sandra E. Scott	Rob Buchanan
Director, Investor Relations	Investor Relations Assistant
Phone: (416) 361-7758	Phone: (416) 361-7670
Fax: (416) 361-7736	Fax: (416) 361-7736
E-mail: sescott@inco.com	E-mail: rbuchanan@inco.com
All forward-looking statements exclude the impact of Inco’s offer to acquire Falconbridge, unless otherwise stated.
Dollar amounts in this presentation are expressed in United States currency unless otherwise stated.
“This presentation will include projections for 2006 and other forward-looking statements. While these projections and other statements represent our best current judgement, they are subject to important risks, uncertainties and assumptions that could cause actual results to vary materially, including due to the risk factors identified in our press release of today filed with the U.S. SEC and under SEDAR in Canada and Inco Limited’s other filings with the U.S. SEC”.
You are cautioned not to place undue reliance on the forward-looking statements.

Important Legal Information
This presentation may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and on each of December 15, 2005 and January 20, 2006, an amendment to such Form F-8, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement and Inco’s and Falconbridge’s SEC filings free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.

Scott Hand Chairman and Chief Executive Officer

Stephanie Anderson Vice-President & Treasurer Bruce Drysdale Vice-President, Government & Public Affairs Ron Lehtovaara Vice-President & Comptroller Nick Sheard Vice-President, Exploration Sandra Scott Director, Investor Relations

"This presentation will include projections for 2006 and other forward-looking statements. While these projections and other statements represent our best current judgement, they are subject to important risks, uncertainties and assumptions that could cause actual results to vary materially, including due to the risk factors identified in our press release of today filed with the U.S. SEC and under SEDAR in Canada and Inco Limited's other filings with the U.S. SEC". You are cautioned not to place undue reliance on the forward-looking statements.

"Cautionary note to U.S. investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this presentation, such as "measured", "indicated", and "inferred" "mineral resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K for the year ended December 31, 2004, File No. 1-1143, which may be secured from us, or from the SEC's website at www.sec.gov/edgar.shtml". "This presentation includes certain exploration results. These results and any related mineral reserve and mineral resource estimates, as may be included in Inco Limited's Annual Report to Shareholders and Annual Report on Form 10-K for year ended December 31, 2005, utilize certain definitions, including "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "indicated" , "measured" and "inferred" mineral resource, in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council. Nicholas Sheard, Vice President, Exploration, Olivier Tavchandjian, Principal Geologist, Mineral Reserves and Mineral Resources, and Lawrence Cochrane, Director, Mines Exploration, each is an employee of Inco and as a "qualified person" (as defined in National Instrument 43-101, "Standards of Disclosure for Mineral Projects") has supervised the preparation of such estimates as of December 31, 2004 and 2005 and exploration results, and either directly or indirectly through employees of Inco reporting directly to him, has conducted a comprehensive review and confirmation of the application of the detailed procedures, systems and processes developed and implemented to verify such data. For details relating to key assumptions, parameters, and methods used to estimate our mineral reserves and resources, as well as a general discussion of relevant factors, reference is made to our 2005 Annual Report to Shareholders and Annual Report on Form 10-K when they are available".

We define adjusted net earnings and adjusted net earnings per share as a calculation of net earnings that excludes items that, because of the nature, timing or extent of such items, we believe do not reflect or relate to our ongoing operating performance. Accordingly, the items that are excluded from this calculation would include certain gains or losses on the sale of non-core investments, asset impairment charges and write-downs in the value of assets, non-cash currency translation adjustments relating principally to liabilities that are not expected to be discharged or settled for a number of years, certain tax losses where the related benefits are not normally taken, income or other tax benefits or charges relating to the impact of currency translation adjustments, adjustments for tax rulings and other decisions, interpretations and determinations covering transactions which occurred or related to prior periods and for revaluation of recorded future tax liabilities due to changes in laws or regulations affecting future tax rates, interest income associated with tax refunds, project suspension and similar costs, including related project currency hedging gains and losses, adjustments to minority interests reflecting changes thereto due to subsequent events, losses or gains on debt retirements, strike expenses, and other gains and losses that do not reflect our ongoing operating performance. The determination of which items to exclude when calculating adjusted net earnings involves the application of judgment by us. Calculation of adjusted diluted net earnings per share reflects our outstanding warrants and employee and director stock options, our LYON Notes, Convertible Debentures due 2023 and 3 1/2% Subordinated Convertible Debentures due 2052. The amount of dilution caused by these items is dependent on our level of earnings and the price of our common shares". "The adjusted net earnings reported have not been calculated in accordance with Canadian GAAP, the accounting principles under which our consolidated financial statements are prepared, and there is no standard definition in such principles for such adjusted net earnings or loss. Accordingly, it is unlikely that comparisons can be made among different companies in terms of such adjusted results reported by them.

All forward-looking statements exclude the impact of Inco's offer to acquire Falconbridge, unless otherwise stated

Dollar amounts in this presentation are expressed in United States currency unless otherwise stated

News media and members of the public included on this webcast on a live, listen-only basis

2005 was a great year for Inco - record revenues and Canadian GAAP earnings, very strong flow cash and a strong balance sheet '03 '04 '05 East 2474 4278 4518 West North ? $0.10/lb in LME cash nickel price ? ? $27 million in cash flow Revenue ($ millions) * Using current First Call 06 consensus nickel price of $6.45/lb, copper price of $1.80/lb, 565 million pounds of nickel production, $2.35-2.40 cash costs and a Cdn$0.85 Diluted share count - 223 million "Our policy continues to be that we do not publicly predict or forecast future nickel prices" '03 '04 '05 East 531 1210 1187 West North Cash flow from operations, before changes in working capital ($ millions)

Last week we increased our quarterly dividend by 25% from $0.10 to $0.125 reflecting our strong financial position and our continuing positive outlook for the nickel markets

Guidance We met or exceeded all of our production, cost and premium guidance for 2005 Production1 Nickel Copper PGMs Nickel cash unit cost of sales, after by-product credits2 Total Inco-mine production Inco premium over LME cash price3 5 - 10 2.85 - 2.95 485 - 490 275 380 - 390 Actual Results 5 2.65 ? ? 487 287 419 ? ? ? 1. Millions of pounds, except for PGMs which are thousands of ounces Dollars per pound Cents per pound 2005 2.10 2.25 ?

Consistent production and productivity improvements across the company - and record output at PT Inco Ontario mine productivity '03 '04 '05 '06(e) DIF 14.2 15 15.9 16.1 Tonnes of ore per work shift '03 '04 '05 '06(e) East 50 52 53 56 West North '03 '04 '05 '06(e) DIF 12.5 13.3 12.6 13.1 PT Inco mine productivity Manitoba mine productivity +12% +13% +5%

Voisey's Bay project completed ahead of original schedule and ramp up proceeding very well Voisey's Bay - concentrator overview Goro - port operations Construction of our Goro project well underway with a strong leadership team

We finished the year with about $1 billion cash in the bank *Substantial portion of convertible debt treated as equity Cash Position ($ millions) Debt-to-capitalization ratio 1st Qtr 418 1076 958 03 04 418 1,076 05 1st Qtr 32 30 28 03 04 32%* 30%* 05 958 28%*

? ? ? Our friendly acquisition of Falconbridge will create the world's leading nickel company and a great copper company Leading nickel position Excellent copper position World-class operations Enviable reserves and growth prospects Great, global marketing position ? ? ? ? Existing Operation Development Project Existing Operation Development Project Nickel Copper ? ? Falconbridge Existing Operation Development Project Nickel Inco Zinc ? Existing Operation ? Development Project Aluminum ? Existing Operation ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ?

The nickel market remains very healthy and is expected to stay that way Nickel demand remains strong in China - up 38% to 208,000 tonnes in 2005 China + Hong Kong Nickel Demand 2003 2004 2005 (000s of tonnes) date J F M S M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D unwraught imp C 9053 4182 4672 4285 5240 4033 4854 4470 3871 4141 3289 5012 1024 893 2722 3555 1752 3551 5063 1654 4014 6952 unwraught imp HK 1063 304 452 368 851 630 88 808 763 1022 819 889 744 73 1013 1829 673 1162 1044 147 216 767 imports - other 589 466 988 398 889 659 594 1099 1268 757 1035 1000 1001 1250 1772 982 1565 1221 1220 1120 1333 1274 Production 5967 6191 5648 5346 5414 5397 5907 6271 6231 6176 5262 4098 6803 6990 7373 7484 6830 6558 6812 6906 4727 5035 apparent demand 16361 10608 11768 10254 12182 10524 11569 12685 12359 11976 11493 11036 9843 9477 13151 14121 11091 12763 14410 10098 10579 13866 14980 16556 21763 18056 18836 14237 16583 18303 12822 15766 15758 15332 20539 20357

Robust demand from high nickel alloys markets and stainless steel markets are recovering from mid-2005 production cuts ($/tonne) Stainless Steel Transaction Prices* Grade 304, 2mm 1/1/1994 2/1/1994 3/1/1994 4/1/1994 5/1/1994 6/1/1994 7/1/1994 8/1/1994 9/1/1994 10/1/1994 11/1/1994 12/1/1994 1/1/1995 2/1/1995 3/1/1995 4/1/1995 5/1/1995 6/1/1995 7/1/1995 8/1/1995 9/1/1995 10/1/1995 11/1/1995 12/1/1995 1/1/1996 2/1/1996 3/1/1996 4/1/1996 5/1/1996 6/1/1996 7/1/1996 8/1/1996 9/1/1996 10/1/1996 11/1/1996 12/1/1996 1/1/1997 2/1/1997 3/1/1997 4/1/1997 5/1/1997 6/1/1997 7/1/1997 8/1/1997 9/1/1997 10/1/1997 11/1/1997 12/1/1997 1/1/1998 2/1/1998 3/1/1998 4/1/1998 5/1/1998 6/1/1998 7/1/1998 8/1/1998 9/1/1998 10/1/1998 11/1/1998 12/1/1998 1/1/1999 2/1/1999 3/1/1999 4/1/1999 5/1/1999 6/1/1999 7/1/1999 8/1/1999 9/1/1999 10/1/1999 11/1/1999 12/1/1999 1/1/2000 2/1/2000 3/1/2000 4/1/2000 5/1/2000 6/1/2000 7/1/2000 8/1/2000 9/1/2000 10/1/2000 11/1/2000 12/1/2000 1/1/2004 2/1/2004 3/1/2004 4/1/2004 5/1/2004 6/1/2004 7/1/2004 8/1/2004 9/1/2004 10/1/2004 11/1/2004 12/1/2004 1/1/2002 2/1/2002 3/1/2002 97 114598 98 113856 99 112010.3 00 124378 01 118436 02 107000 03 104000 04 116500 05(e) 129000 Nickel demand from nickel based alloys (000s of tonnes) +10% +11%

Nickel companies are producing all the nickel they can Supply will continue to chase demand Voisey's Bay Goro PT Inco

We've been bullish on the nickel market since 2002 and we've pointed you in the right direction '01 '02 '03 '04 '05 East 2.7 3.07 4.37 6.28 6.68 West North LME Cash Nickel Prices ($/pound)

Consistent, reliable, efficient and safe production must continue across our Company; further improvements in productivity Ongoing ramp-up of Voisey Bay; continuing efforts to expand orebody Steady progress in delivering on Goro 2006 objectives

2006 guidance Production1 Nickel Copper PGMs Inco premium over LME cash price3 Nickel cash unit cost of sales, after by-product credits2 Total Inco-mine production 5 - 10 2.15 - 2.20 565 340 400 1. Millions of pounds, except for PGMs which are thousands of ounces 2. Dollars per pound Cents per pound 2.35 - 2.40

Voisey's Bay is expected to beat our original projected production plans by producing 120 million pounds of nickel concentrate in 2006 - however not all of that will become finished nickel this year given where this material will be processed Canada USA Labrador Newfoundland Happy Valley- Goose Bay Labrador City Corner Brook Hopedale Makkovik Postville Rigolet Sheshatshiu Gander Nain 300 km 0 Copper Conc. To Market Nickel Conc. Voisey's Bay Utshimassits (Davis Inlet) Avalon Peninsula St. John's Thompson Sudbury

Current 2006 analysts' consensus commodity price assumptions and a CDN$0.85 Nickel* $ 6.45/lb Copper* 1.80/lb Palladium** 284.00/oz Platinum ** 984.00/oz CDN$/US$ 0.85 * First Call average of 16-18 sell-side analysts' estimates at February 10, 2006 ** London Bullion Market Association (LBMA) average of 19-20 analysts' estimates at January 2006 Year-to-date nickel price is $6.70/lb. "Our policy continues to be that we do not publicly predict or forecast future nickel prices"

Current 2006 analysts' consensus diluted adjusted EPS estimate* * Average of 20 sell-side analysts' estimates at February 10, 2006 First Call: $3.50 a share

We expect strong cash generation in 2006 03 04 05 06(e) East 531 1210 1187 1400 West North ? $0.10/lb in LME cash nickel price ? ? $27 million in cash flow Cash flow from operations, before changes in working capital ($ millions) * Using First Call 06 consensus nickel price of $6.45/lb, copper price of $1.80/lb, 565 million pounds of nickel production, $2.35-2.40 cash costs and a Cdn$0.85 Diluted share count - 223 million "Our policy continues to be that we do not publicly predict or forecast future nickel prices"

At year-to-date commodity prices, Inco's estimated 2006 adjusted diluted EPS is $4.10-to-4.15 Nickel $ 6.70/lb Copper 2.19/lb Palladium 280.00/oz Platinum 1,040.00/oz 2006 year-to-date prices

At year-to-date commodity prices, Inco would generate cash flow of $1.54 billion 03 04 05 06(e) 06(e) East 531 1210 1187 1400 1540 West North ? $0.10/lb in LME cash nickel price ? ? $27 million in cash flow Cash flow from operations, before changes in working capital ($ millions) * Using February 10, 2006 First Call 06 consensus nickel price of $6.45/lb, copper price of $1.80/lb, 565 million pounds of nickel production, $2.35-2.40 cash costs and a Cdn$0.85 ** Using year-to-date nickel price of $6.70/lb, copper of $2.19/lb, platinum of $1,040/oz, palladium of $280/oz, 565 million pounds of nickel production, $2.35-2.40 cash costs and a Cdn$0.85 Diluted share count - 223 million "Our policy continues to be that we do not publicly predict or forecast future nickel prices"

Received Canadian Competition Bureau clearance Working to obtain remaining regulatory clearances from the US Department of Justice (DOJ) and European Union (EU) authorities US DOJ and EU authorities scheduled to provide their responses in the next two weeks The New Inco - Inco's offer for Falconbridge

Nickel production expected to climb by over 30% by 2009 PT Inco Manitoba Ontario Voisey's Bay Goro External Feed (millions of pounds of nickel) '05 '06(e) '07(e) '08(e) '09(e) OMG 30 47 45 30 EX 62 30 MD 82 70 68 69 70 PTI 163 167 168 172 192 OD 180 185 172 166 180 VB 83 145 140 120 Goro 0 0 38 110 Falco 250 250 250 250 250 815 850 880 960 737 Source Falconbridge OMG Toll

Potential to almost double low-cost copper production by 2011 New Inco (Millions of pounds of copper) '05 '11(e) East 287 360 West 1199 2240 North 95% growth 1,486 2,600 Falconbridge Falconbridge Inco

Primary East 0.83 Diversified in what we market and sell... Nickel Copper Aluminum Zinc Precious Metals Cobalt & Other East 0.46 0.38 0.08 0.04 0.02 0.02 Aluminum Nickel Copper Cobalt 2% Zinc Precious Metals & Other 2% Inco Copper 83% Precious Metals Nickel 9% 5% Other 2% Cobalt 1% Pro Forma Primary Nickel 0.25 Copper 0.54 Aluminum 0.13 Zinc 0.06 Cobalt 0.02 Falconbridge Copper Aluminum Nickel Zinc 2005 revenue Cobalt 2%

? ? ? .... and where we mine it and produce it Leading nickel position Excellent copper position World-class operations Enviable reserves and growth prospects Great, global marketing position ? ? ? ? Existing Operation Development Project Existing Operation Development Project Nickel Copper ? ? Falconbridge Existing Operation Development Project Nickel Inco Zinc ? Existing Operation ? Development Project Aluminum ? Existing Operation ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ?

H1 05 05(e) East 590 1162 New Inco will be both larger and better financed... Fully committed financing for cash portion of transaction Pro-forma information for nine months ended September 30, 2005, before synergies H1 05 05(e) East 700 1812 Cash flow from operations* ($ millions) * After changes in working capital New Inco Net Earnings ($ millions) New Inco Inco Inco

… with a great project pipeline



Nickel Development
Copper Development
Voisey's Bay
Koniambo
Pomalaa
Goro
El Pachón
El Morro
Frieda River
Kabanga
Greenfield Projects
2005
2006
2007
2008
2009
2010
Beyond 2010
Brownfield Projects
Bahodopi
Raglan Expansion
1-D Lower
Nickel Rim
Goro Expansion
Collahuasi Moly Recovery
Collahuasi Expansion
Lomas Bayas Expansion
Pomalaa Expansion
Sorowako Limonite
Sudbury Expansion
Fraser Morgan
Kelly Lake
Montcalm
Onaping
Totten

A resource rich company 1st Qtr Falco 1.35 BHP Billiton 4.3 Norilsk 5.5 Inco 7.1 Inco Pro Forma 8.45 Estimated contained nickel in mineral reserves1 as of December 31, 2004 (millions of tonnes) (standalone) (1) Estimated proven and probable mineral reserves only (standalone) Proven and probable copper estimated mineral reserves at December 31, 2004 Inco 236 @ 1.20% Cu Falconbridge2 2,679 @ 0.89% Cu (2) from Noranda's and Falconbridge's 2004 Annual Report to shareholders - assumes 100% ownership of Antamina's and Collahuasi's estimated proven and probable copper mineral reserves and other non-wholly-owned copper projects

Very strong, experienced management team will guide the new Inco

Immediate significant accretion[1]

	New Inco
Cash flow	significantly accretive year one
Earnings	accretive year one, significantly accretive year two
Net asset value	accretive

1. Based on February 10, 2006 First Call consensus mean estimates

Proforma consolidated balance sheet

September 30, 2005

US$ billions	New Inco* Pro Forma
Cash and cash equivalents	$ 1.6
Other current assets	4.2
	5.8
Property, plants and equipment and other assets	26.6
	$ 32.4
Long-term debt due within one year	$ 1.3
Other Current liabilities	2.1
Long-term debt	7.0
Deferred taxes	4.9
Other long-term liabilities	2.4
Minority interest	1.2
Shareholders' equity	13.5
	$ 32.4

* Figures are indicative only, based on Inco and Falconbridge Balance Sheets as at September 30, 2005 adjusted only for
(a) offer by Inco of C$34.00 per Falconbridge share to a maximum cash portion of C$2.87 billion (bank financing) and based on Inco share price October 10, 2005
(b) included in long-term debt are $750 million of junior preference shares intended to be refinanced subsequent to the acquisition of control of Falconbridge by Inco

The proforma financial statements may not be indicative of results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future.

1st Qtr 2nd Qtr BHP 50000 Rio 44000 Anglo 43500 CVRD 42000 Alcoa 28141 PF Inco 23791 Amplats 19825 Alcan 18452 Norilsk 18289 Xstrata 17865 Phelps Dodge 17677 Teck Cominco 13858 Freeport 12620 Falconbridge 12271 Impala 12040 Inco 11521 Grupo Mexico 7603 Antofagasta 7196 Proforma enterprise value (1) "Enterprise value" means the market capitalization as of February 6, 2006 plus most recently publicly reported net debt Sum of standalone enterprise values based on February 6, 2006 closing prices and net debt as of September 30, 2005. Indicative values only, as at February 6, 2006. Future values could change. World-class, metals and mining company (2) US$Bn 116.0 68.6 55.7 53.8 120.0

$350 million of annual synergies identified Synergies at operating and corporate levels Significant contribution to 2006 $350 million run rate by year-end 2007 Over 75% run rate achieved by Q1/07 Synergies unique to our two companies Estimated NPV of synergies > $2.5 billion after tax, or Cdn$8 per New Inco share using a 7% discount rate Best use of Sudbury processing facilities ? increased nickel, copper, cobalt and PGM production Accelerated mine development in Sudbury ? more jobs and investment in medium and longer term; some necessary short-term rationalization Integration and planning well advanced with dedicated integration teams Inco's offer for Falconbridge cum prod adjusted C1 Operation production 45.65 0 By-product Ni 45.65 45.65 0 45.65 0.04 49.54 0.04 Nkomati 3.89 49.54 0 49.54 0.77 50.47 0.77 Rio Tuba 0.93 50.47 0 50.47 1.41 70.63 1.41 Tocantins 20.16 70.63 0 70.63 1.42 100.71 1.42 Moa Nickel 30.08 100.71 0 100.71 1.83 118.94 1.83 Loma de Niquel 18.23 118.94 0 118.94 1.86 130.38 1.86 Cosmos 11.44 130.38 0 130.38 1.9 132.49 1.9 Aguablanca 2.11 132.49 0 132.49 2.07 133.4 2.07 Radio Hill 0.91 133.4 0 133.4 2.35 163.4 2.35 Punta Gorda 30 163.4 0 163.4 2.36 170.55 2.36 Bindura Nickel Group 7.15 170.55 0 170.55 2.37 182.07 2.37 Tati Nickel 11.52 182.07 0 182.07 2.46 263.03 2.46 BHP Billiton 80.96 263.03 0 263.03 2.510454762 535.48 2.510454762 NEWCO 272.45 535.48 0 535.48 2.52 541.97 2.52 Codemin (Niquelandia) 6.49 541.97 0 541.97 2.55 650.24 2.55 WMC 108.27 650.24 0 650.24 2.7 658.11 2.7 Lake Johnson Ops 7.87 658.11 0 658.11 2.71 660.32 2.71 Sally Malay 2.21 660.32 0 660.32 2.72 668.26 2.72 Cawse 7.94 668.26 0 668.26 2.94 673.6 2.94 Fortaleza 5.34 673.6 0 673.6 2.95 683.51 2.95 Silver Swan 9.91 683.51 0 683.51 2.96 712.51 2.96 Murrin Murrin 29 712.51 0 712.51 3.16 772.51 3.16 SLN - Doniambo 60 772.51 0 772.51 3.48 780.56 3.48 PT Aneka - Pomaala 8.05 780.56 0 780.56 3.51 793.06 3.51 Nicaro 12.5 793.06 0 793.06 3.65 811.56 3.65 Larco - Larymna 18.5 811.56 0 811.56 3.68 824.46 3.68 Selebi-Phikwe 12.9 824.46 0 824.46 3.75 837.15 3.75 Nippon Yakin - Oheyama 12.69 837.15 0 837.15 3.91 858.85 3.91 Sumitomo - Hyuga 21.7 858.85 0 858.85 4.12 895.85 4.12 Pamco - Hachinohe 37 2004 Nickel Production and Brook Hunt C1 Cash Cost by Company (Ex. Norilsk, Jinchuan) Cumulative Production (kt) US $/lb New Inco Note: Brook Hunt 2004 forecasts adjusted to reflect most recent Inco estimates for 2004 production by producer. 2004 actual Currency foreign exchange, fuel and metals prices have been used where available. Note: Production costs are weighted average of company operations for own mine source only - do not include purchased feed. New Inco at lower half of cost curve on a relative basis, before achieving synergies from transaction Impressive cost position: poised to improve CurveDataPoints COST MineName 0 -1120.778 Bar 1.005869 -1120.778 Minera Atacocha 2.011738 -1120.778 Minera Atacocha 2.011738 0 2.011738 -861.4712 4.344721 -861.4712 Zinifex 6.677704 -861.4712 Zinifex 6.677704 0 6.677704 -792.3552 7.856054 -792.3552 Minera Volcan 9.034405 -792.3552 Minera Volcan 9.034405 0 9.034405 -414.9306 10.49848 -414.9306 Minera Colquisiri 11.96255 -414.9306 Minera Colquisiri 11.96255 0 11.96255 -351.9665 13.89112 -351.9665 Kagara Zinc 15.81968 -351.9665 Kagara Zinc 15.81968 0 15.81968 -322.4792 17.0894 -322.4792 Cia Minera Casapalca 18.35913 -322.4792 Cia Minera Casapalca 18.35913 0 18.35913 -210.8772 30.69473 -210.8772 Agnico-Eagle Mines 43.03034 -210.8772 Agnico-Eagle Mines 43.03034 0 43.03034 -202.284 44.40241 -202.284 Tati Nickel 45.77448 -202.284 Tati Nickel 45.77448 0 45.77448 -185.8727 482.6801 -185.8727 RAO Norilsk 919.5857 -185.8727 RAO Norilsk 919.5857 0 919.5857 -180.7538 919.785 -180.7538 Minera Corona SA 919.9844 -180.7538 Minera Corona SA 919.9844 0 919.9844 -147.9912 930.6324 -147.9912 LionOre Mining Intn. Ltd 941.2804 -147.9912 LionOre Mining Intn. Ltd 941.2804 0 941.2804 -74.11761 945.9812 -74.11761 Omnium Nord Africain 950.682 -74.11761 Omnium Nord Africain 950.682 0 950.682 -68.56827 1068.194 -68.56827 INCO 1185.706 -68.56827 INCO 1185.706 0 1185.706 -61.36083 1197.501 -61.36083 Milpo 1209.295 -61.36083 Milpo 1209.295 0 1209.295 -57.88666 1209.439 -57.88666 Coeur d'Alene Mines 1209.582 -57.88666 Coeur d'Alene Mines 1209.582 0 1209.582 -57.88666 1212.887 -57.88666 Pan American Silver Corp 1216.192 -57.88666 Pan American Silver Corp 1216.192 0 1216.192 -53.68361 1239.979 -53.68361 JSC Kaztsink 1263.765 -53.68361 JSC Kaztsink 1263.765 0 1263.765 -29.74015 1263.768 -29.74015 Nor Peru 1263.771 -29.74015 Nor Peru 1263.771 0 1263.771 -25.44113 1352.649 -25.44113 Newcrest Mining 1441.528 -25.44113 Newcrest Mining 1441.528 0 1441.528 -2.416387 1453.084 -2.416387 Industrias Penoles 1464.639 -2.416387 Industrias Penoles 1464.639 0 1464.639 -1.058527 1477.104 -1.058527 Botswana RST 1489.57 -1.058527 Botswana RST 1489.57 0 1489.57 13.22402 1525.824 13.22402 Northgate Exploration 1562.078 13.22402 Northgate Exploration 1562.078 0 1562.078 14.70965 1584.42 14.70965 Northern Orion 1606.761 14.70965 Northern Orion 1606.761 0 1606.761 14.70965 1685.063 14.70965 Wheaton River Minerals 1763.365 14.70965 Wheaton River Minerals 1763.365 0 1763.365 14.70965 1666.664 14.70965 Miramar Mining 1569.963 14.70965 Miramar Mining 2004 Copper Production and Brook Hunt C1 Cash Costs by Company US ¢/lb Falconbridge Inco

New Inco will be among top metals and mining companies on North American stock markets 1st Qtr 2nd Qtr BHP 11000 Rio 8707 Anglo 8409 CVRD 7171 PF Inco 3841 Norilsk 3566 Alcoa 3396 Xstrata 3161 Phelps Dodge 2730 Grupo Mexico 2608 Alcan 2577 Freeport 2429 Falconbridge 2090 Teck Cominco 1989 Antofagasta 1614 Inco 1602 Impala 1247 Amplats 1161 Proforma 2005 EBITDA (1) Earnings before interest, taxes, depreciation and amortization based on I/B/E/S consensus median estimates and 2005 actual results where available US$Bn 20.0 18.0

Larger, more diversified company Leading or strong positions in a number of metals Great efficiencies and value creation Transaction is a big win for Inco's and Falconbridge's shareholders

Supplemental

Inco's offer for Falconbridge aimed at creating world-class nickel and copper powerhouse October 11 Public announcement of transaction Mailing of the circular to shareholders Extensions of tender offer Canadian Competition Bureau approval of transaction Current expiration date for offer Current expected completion of tender offer Conditional on 2/3 acceptances by Falconbridge shareholders Subject to applicable governmental and regulatory approvals By February 28 October 24 Dec. 8, Jan. 12 January 27 February 28

2005E Inco Pro Forma 737 Norilsk 536 Inco S/A 487 BHP Billiton 321 Falco S/A 250 Jinchuan 200 The New Inco will be tops among world nickel producers 2005E Nickel Production (millions of pounds) Source: Inco; latest published information from Company reports

Operational Synergies - about 70% of the $350 million annual synergies identified; balance from overheads Feed flow optimization Cost and other improvements Maximizing throughput $120 90 30 $240 million Operational synergies $240 million annual pre-tax run rate by end of 2007 Inco's offer for Falconbridge

Presentation by Scott Hand
Chairman and Chief Executive Officer, Inco Limited
February 14, 2006 Investment Community Meeting
Opening Remarks
Good afternoon and thanks for being here today. Recent times have been pretty interesting and exciting for Inco. We made a lot of progress in 2005 and we intend to keep right on going in 2006.
As you have read in our news release, we had another very good year and we expect more of the same in 2006. This means building on the progress we have made and, of course, successfully completing our friendly acquisition of Falconbridge to create the New Inco. Exciting times.
But before I elaborate, let’s turn to the screen for a list of some key members of our team who are present but won’t be speaking formally today.
Also please note our safe harbor statement on forward-looking information and other related statements. The forward-looking information we will make excludes the impact of Inco’s offer to acquire Falconbridge unless otherwise stated.
Given recent changes in securities legislation in Canada, there are a few other points I would like to make on behalf of all of the speakers:
•	Actual results could differ materially from the 2006 outlook and other forward-looking statements we make

•	Certain material assumptions as outlined in today’s press release were made in developing our 2006 outlook and other forward-looking statements

•	We have filed today’s press release and the text and slides used in this presentation on SEDAR in Canada

•	Our press release contains additional information on the risks relating to the forward-looking information presented today
All currency references will be in U.S. dollars, unless otherwise stated. Finally, this meeting/conference call is being webcast on a live, listen-only basis.
2005 was a great year for Inco. Revenues and Canadian GAAP earnings reached all-time highs. We realized very strong cash flow from operations. Our balance sheet is strong. And last week we increased our quarterly dividend by 25%, reflecting our strong financial position and our continuing positive outlook for the nickel markets.

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Looking at operations, we met or exceeded our production, cost and price premium guidance. We achieved consistent and reliable production, as well as productivity improvements across the Company — and PT Inco had record output.
On the development front, we completed Voisey’s Bay ahead of its original schedule and the ramp-up is proceeding very well. Construction of our Goro project is well underway with a strong leadership team.
We finished the year with about $1 billion in the bank — while implementing our growth program.
And, of course, our friendly acquisition of Falconbridge will create the world’s leading nickel company and a great copper company.
Another key to our success is the nickel market, which gathered steam as we moved into 2006. I know many are saying we have seen the high for nickel. I have heard this before. My advice is: be cautious. Nickel demand remains strong across the board in China. Every year the soothsayers say that China’s economic growth — which generates improving living standards and demand — cannot continue. Well, 1.3 billion people in China beg to differ — so be aware of what is happening on the ground, not just what you read from Western commentators.
Industrial production and capital investment are strong in the U.S. — and now improving in Europe and Japan. There is robust demand from the U.S. and European high nickel alloys market, fueled by the aerospace, power generation, chemical processing and medical markets. As Peter Goudie will tell you, we are moving past the stainless steel production cutbacks of 2005, with stainless steel output and prices on their way up.
Nickel companies are producing all the nickel they can. New supply is coming. Inco is playing a principal role through Voisey’s Bay, Goro and PT Inco — and by getting more output from our Ontario and Manitoba operations. But supply will continue to chase demand for some time to come.
We’ve been bullish on the nickel market since 2002 and we’ve pointed you in the right direction. Nickel prices have risen in 2002, 2003, 2004 and 2005. Volatile yes but the direction is up. So I’d advise forecasters to be careful. The `bloom’ is not off the rose. Bet against nickel at your peril.

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With a great year in the books for 2005, how do we see 2006?
Here are our objectives:
•	consistent, reliable, efficient and safe production must continue across our Company, with further improvements in productivity;

•	the ongoing ramp-up of Voisey’s Bay, along with continuing efforts to expand this orebody;

•	steady progress in delivering on the unique promise of Goro — which many of you saw when you visited the project in November;

•	nickel production of 565 million pounds, with the arrival of Voisey’s Bay ore, as well as tolled production through arrangements with OMG and Boliden in Finland, which you’ll hear more about shortly;

•	copper production of 340 million pounds, up almost 20% because of Voisey’s Bay concentrates;

•	PGM production of 400,000 ounces — with the potential for even higher output, as we continue to focus on PGM-rich ores;

•	nickel price premiums of 5-to-10 cents — in line with 2005;

•	total cash costs after by-product credits of $2.35-to-$2.40 a pound and$2.15-to-$2.20 a pound for our mine production. That’s up from the number we were working with last year, when we assumed a lower Canadian dollar — and is based in part on the high energy prices that all miners face today. It also recognizes the fact that Voisey’s Bay is expected to beat our original plans by producing 120 million pounds of concentrate in 2006 — but not all of that will get through to final production this year, as we fill the pipeline from Labrador to Ontario and Manitoba. Peter Jones will elaborate on this. Once Voisey’s Bay is fully in the system our costs should drop a bit lower all other things being equal.
As for the impact on potential earnings, it’s a tough call for 2006, given that consensus metals prices may lag events in the marketplace.
However, at First Call consensus metals prices of $6.45 for nickel, $1.80 for copper, and the PGM numbers you see on the slide — all of these below current metals prices — we are comfortable with the First Call mean consensus for our adjusted 2006 EPS of $3.50.
Our cash generation would be about $1.4 billion and or about $6.30 a share. But let’s take a more current look — and perhaps a more realistic one. If we use year-to-date prices — $6.70 for nickel, $2.19 for copper and the PGM numbers on the screen — our adjusted EPS for 2006 would be about $4.10-to-$4.15 per share. Our cash flow generation would be about $1.54 billion and cash flow per share about $6.90. And considering what has happened over the last couple of years, we should carefully consider the likelihood of metals prices coming in above consensus. Remember, economic growth in China remains strong and the OECD countries are seeing better growth and improved industrial production. So

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don’t be surprised if supply continues to chase demand for nickel and other metals.
Before I ask Peter Goudie to explain why you should not stray from a firm belief in nickel, I want to say a few words about the New Inco. We continue to move forward on the antitrust regulatory review front. We received clearance in Canada just over two weeks ago and we expect to get responses in the next two weeks from the U.S. Department of Justice and the European authorities. Assuming positive outcomes, the way would be clear for us to proceed with our offer for Falconbridge shares. We are encouraged by the strong government and community support we have received in Sudbury and across Canada for the New Inco.
The management teams of Inco and Falconbridge are of one mind about the exceptional merits of this friendly deal.
The New Inco will be the world’s leading nickel company, with 815 million pounds of production pro forma in 2006, moving to just under one billion pounds in 2009. We’ll have a huge and very low cost copper company, with pro-forma production of 1.486 billion pounds in 2006 and the potential to double production by 2011. As well, we’ll have good positions in zinc, PGMs, cobalt and aluminum — providing very attractive cash flow.
We will have diversification in what we market and sell, as well as where we mine and produce metals — in North and South America, Europe, Asia and the South Pacific. The New Inco will be both larger and better financed — with a vast project pipeline and the ability to pursue its tremendous growth opportunities.
It will be a resource rich company with a terrific exploration portfolio around the world and outstanding prospects for long-term growth.
We’ll have a very strong and experienced management team.
From year one, the Falconbridge acquisition will be accretive to net asset value, earnings and cash flow. We’ll have a very solid financial position — and an enterprise value of about $24 billion, which moves us well up the scale of world mining companies.
We expect to achieve annual pre-tax synergies of $350 million by year-end 2007, with a net present value of $2.5 billion at a discount rate of 7%. Our nickel and copper cash costs will be very competitive.
In addition, the New Inco will be among the top metals and mining companies on the North American stock markets.

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Some people ask why this transaction took so long to happen. It would have been great if we could have done it sooner. But when you examine the plusses and minuses, it’s clear that — ideal timing scenarios aside — doing the transaction now is a big win for Inco’s and Falconbridge’s shareholders. Take a look at the numbers — and at the New Inco. Consider the opportunities. It is not often that a chance comes along to build a much larger, more diversified company, with leading or strong positions in a number of metals — and to create major efficiencies and value along the way. This is what Inco is doing in acquiring Falconbridge; positioning the shareholders of both companies — and of the New Inco — for an even more rewarding future.
I’ll now ask Peter Goudie to highlight the excellent prospects for nickel.

Peter Goudie Executive Vice President Marketing

World stainless production growth will rebound by at least 7% China's production up 1.2 million tonnes Leading to ongoing tight nickel markets Key fact to be considered for 2006 Nickel price will once again be forced to control the supply/demand balance

LME cash 1979 5920.094529 1980 6538.355136 1981 5951.334616 1982 4834.22324 1983 4682.682069 1984 4753.922923 1985 4899.575993 1986 3882.608934 1987 4891.010763 1988 13822.9505 1989 13312.52 1990 8893.69 1991 8162.88 1992 7000.02 1993 5282.64 1994 6343.56 1995 8237.28 1996 7499.72 1997 6916.33 1998 4617.16 1999 6026.51 2000 8641.43 2001 5948.41 2002 6771.83 2003 9640.34 2004 13851.65 2005 6.68 Average Annual LME nickel price 2005 LME cash nickel price was highest annual average nickel price in history US$/tonne US$/pound $14,733/tn ($6.68/pound)

China's demand growth of 55,000 tonnes Exceptional non-stainless growth of 8% Nickel supply disruptions of 45,000 tonnes Inventories fell to below four weeks of demand Still historically low after recent increases There were four key drivers of the nickel market in 2005:

Outlook for 2006 is based on four key points: Strong rebound in global stainless production Tightening scrap market Exceptional non-stainless strength Limited nickel supply growth, low inventory level

The global economy has been improving steadily - that is great news for stainless production and nickel demand OECD Area: Industrial Production (IP) and Leading Indicator 1995-2005 Note: OECD area excludes China OECD % change year-over-year OECD Leader % change 6 months smoothed OECD IP long-term trend 1995 6.3 1.6 2.2 1995 5.9 -0.2 2.2 1995 5.2 -1.6 2.2 1995 5 -2.3 2.2 1995 4.5 -2.1 2.2 1995 3.9 -1.4 2.2 1995 3.2 -0.2 2.2 1995 3.5 0.7 2.2 1995 2.8 1.1 2.2 1995 2.1 1.4 2.2 1995 2.2 1.8 2.2 1995 1.9 1.9 2.2 1996 1.8 2.4 2.2 1996 1.8 3.1 2.2 1996 1.9 4.3 2.2 1996 1.4 4.5 2.2 1996 2.4 4.7 2.2 1996 2.5 4.6 2.2 1996 3 4.4 2.2 1996 2.6 4.5 2.2 1996 3.3 4.6 2.2 1996 3.6 4.7 2.2 1996 3.4 4.7 2.2 1996 3.1 4.6 2.2 1997 4 4.5 2.2 1997 4.6 4.8 2.2 1997 5.1 4.7 2.2 1997 5.4 4.7 2.2 1997 5 4.8 2.2 1997 5.6 5 2.2 1997 6.1 4.7 2.2 1997 5.7 4.7 2.2 1997 5.4 4.4 2.2 1997 6 3.9 2.2 1997 5.3 3.3 2.2 1997 5 2.4 2.2 1998 4.8 2.1 2.2 1998 4.2 1.8 2.2 1998 3.4 1.6 2.2 1998 2.9 1 2.2 1998 2.7 0.3 2.2 1998 1.8 -0.4 2.2 1998 1.2 -1 2.2 1998 1.2 -1.8 2.2 1998 1.4 -2.6 2.2 1998 0.9 -2.4 2.2 1998 0.8 -1.2 2.2 1998 0.3 0.3 2.2 1999 0.8 1.5 2.2 1999 0.9 2.6 2.2 1999 1.6 3.4 2.2 1999 1.6 4.3 2.2 1999 2.3 5 2.2 1999 2.7 5.7 2.2 1999 3.3 6.1 2.2 1999 3.6 6.4 2.2 1999 3.7 6.5 2.2 1999 4.1 6.3 2.2 1999 5.2 6.1 2.2 1999 6.1 6.5 2.2 2000 5.2 6.4 2.2 2000 5.6 5.6 2.2 2000 5.6 4.8 2.2 2000 6.4 3.9 2.2 2000 6.4 2.9 2.2 2000 6 1.9 2.2 2000 5.8 1.3 2.2 2000 5.8 0.4 2.2 2000 4.8 -0.4 2.2 2000 4.6 -0.8 2.2 2000 4.1 -1.9 2.2 2000 3.4 -3.1 2.2 2001 2.6 -4 2.2 2001 1.7 -4.4 2.2 2001 0.3 -4.7 2.2 2001 -1 -4.2 2.2 2001 -2 -3.3 2.2 2001 -2.3 -2.5 2.2 2001 -3.5 -2.3 2.2 2001 -3.5 -2.8 2.2 2001 -3.9 -3.3 2.2 2001 -4.8 -3.2 2.2 2001 -5.5 -1.6 2.2 2001 -5.3 0.5 2.2 2002 -3.8 2.1 2.2 2002 -3.3 3.9 2.2 2002 -1.9 5.1 2.2 2002 -0.8 6 2.2 2002 0 5.5 2.2 2002 0.4 4.3 2.2 2002 1.5 2.8 2.2 2002 1.3 1.5 2.2 2002 2.2 0.8 2.2 2002 2.7 0.2 2.2 2002 3.3 0.2 2.2 2002 2.7 0.2 2.2 2003 2.9 -0.3 2.2 2003 2.4 -1.1 2.2 2003 1.6 -1.4 2.2 Note: nickel demand and IP growth have a 94% correlation over the past 50 years date Stainless Production OECD IP Forecast SS growth 1/1/1992 -0.077 -1.1 2/1/1992 0.011 -0.3 3/1/1992 -0.042 0.3 4/1/1992 -0.008 0.5 5/1/1992 0.021 -0.5 6/1/1992 0.039 -0.3 7/1/1992 0.03 -0.3 8/1/1992 -0.018 -0.8 9/1/1992 0.1 -0.4 10/1/1992 0.043 -0.8 11/1/1992 0.114 -1.5 12/1/1992 0.149 -1.7 1/1/1993 0.097 -1.2 2/1/1993 0.031 -1.3 3/1/1993 0.095 -1.7 4/1/1993 0.029 -1.3 5/1/1993 0.08 -0.5 6/1/1993 0.088 -1.3 7/1/1993 0.039 -1.3 8/1/1993 0.108 -0.3 9/1/1993 -0.013 -0.3 10/1/1993 -0.017 -0.1 11/1/1993 -0.056 0.6 12/1/1993 0.005 1.7 1/1/1994 0.035 1.6 2/1/1994 0.057 1.8 3/1/1994 0.091 3.1 4/1/1994 0.05 3.4 5/1/1994 0.034 3.4 6/1/1994 0.105 4.8 7/1/1994 0.109 4.9 8/1/1994 0.145 5.5 9/1/1994 0.217 5.2 10/1/1994 0.211 6 11/1/1994 0.294 6.3 12/1/1994 0.258 6.9 1/1/1995 0.218 6.3 2/1/1995 0.209 5.9 3/1/1995 0.19 5.2 4/1/1995 0.193 5 5/1/1995 0.238 4.5 6/1/1995 0.107 3.9 7/1/1995 0.205 3.2 8/1/1995 0.166 3.5 9/1/1995 0.107 2.8 10/1/1995 0.087 2.1 11/1/1995 0.034 2.2 12/1/1995 -0.046 1.9 1/1/1996 0.003 1.8 2/1/1996 -0.009 1.8 3/1/1996 -0.086 1.9 4/1/1996 0.017 1.4 5/1/1996 -0.07 2.4 6/1/1996 -0.02 2.5 7/1/1996 0.004 3 8/1/1996 -0.025 2.6 9/1/1996 -0.03 3.3 10/1/1996 0.052 3.6 11/1/1996 0.069 3.4 12/1/1996 0.13 3.1 1/1/1997 0.098 4 2/1/1997 0.078 4.6 3/1/1997 0.138 5.1 4/1/1997 0.142 5.4 5/1/1997 0.116 5 6/1/1997 0.145 5.6 7/1/1997 0.075 6.1 8/1/1997 0.074 5.7 9/1/1997 0.075 5.4 10/1/1997 0.065 6 11/1/1997 0.044 5.3 12/1/1997 0.089 5 1/1/1998 0.093 4.8 2/1/1998 0.064 4.2 3/1/1998 0.049 3.4 4/1/1998 -0.015 2.9 5/1/1998 0.024 2.7 6/1/1998 -0.041 1.8 7/1/1998 -0.044 1.2 8/1/1998 0.001 1.2 9/1/1998 -0.033 1.4 10/1/1998 -0.038 0.9 11/1/1998 -0.057 0.8 12/1/1998 -0.075 0.3 1/1/1999 -0.038 0.8 2/1/1999 -0.03 0.9 3/1/1999 -0.007 1.6 4/1/1999 0.006 1.6 5/1/1999 0.042 2.3 6/1/1999 0.077 2.7 7/1/1999 0.046 3.3 8/1/1999 0.112 3.6 9/1/1999 0.124 3.7 10/1/1999 0.094 4.1 11/1/1999 0.171 5.2 12/1/1999 0.19 6.1 1/1/2000 0.14 5 2/1/2000 0.153 5.5 3/1/2000 0.154 5.5 World stainless steel (SS) production and OECD industrial production Industrial production forecast of 6% lends confidence to our stainless production forecast of over 7% stainless production y-o-y OECD IP y-o-y

We are already witnessing the start of the stainless steel production rebound Melt rates in Q1 are higher Orders are picking up sharply Lead times have been extended well into Q2 Announcements of global base price increases Spot requests for additional nickel

China will become the world's largest stainless producer this year and consume an additional 50,000 tonnes of nickel 000s tonnes China Japan 1990 3130 1991 3357 1992 3148 1993 3214 1994 3449 1995 3922 1996 3891 1997 3942 1998 3447 1999 3379 2000 690 3830 2001 823 3866 2002 1147 3835 '03 1627 4113.296667 '04 2316 4194.176667 '05 3152 3988.672889 '06(e) 4421 3926.997 Stainless Steel Production 000s tonnes Non-Stainless Stainless 99 33417 8820 00 47632 12129 01 65643 17041 02 75293 26615 03 88700 43710 04 96200 64720 05e 109200 77379 06(e) 120700 121893 Chinese Nickel Consumption

total Taiwan India Japan J 19.474 6 13.474 0 F 24.121 6 18.121 0 M 25.943 6 19.943 0 A 28.172 6 22.172 0 M 26.354 6 20.354 0 J 28.73 6 22.73 0 J 32.154 6 26.154 0 A 26.62 6 20.62 0 S 33.125 6 27.125 0 O 22.732 6 16.732 0 N 25.701 6 19.701 0 D 25.984 6 19.984 0 J 32.472 13 14.472 5 F 38.567 13 17.567 8 M 52.305 27 17.305 8 A 58.747 28 22.747 8 M 50.847 23 19.847 8 J 54.76 32 14.76 8 J 53.293 34 10.293 9 A 62.42 39.7 12.72 10 S 80.912 51 19.912 10 O 80.2 53 18.158 9 N 69.7 37 23.717 9 D 71.7 38 24.717 9 J 73.051 37.7 26.351 9 F 65.959 30.8 26.159 9 M 71.039 32.6 32.439 6 A 64.153 33 25.153 6 M 59.75 31.5 20.25 8 J 65.919 41.5 16.419 8 J 57.405 39 11.405 7 A 62.521 45.5 11.021 6 S 69.557 39.3 24.257 6 O 60.734 37 17.734 6 N 37.451 14 17.451 6 D 27.7 6.7 15 6 J(f) 25 6 15 6 200 series imports into China have dropped, as Chinese import controls and consumer reaction against low nickel content 200 series intensify 2003 2004 000s of tonnes 2005 China - 200 Series Stainless Steel* Imports * Contains 1-to-4% nickel

Projected stainless production growth of over 7% this year, with Chinese increases leading the way * Includes Chinese private mills ** Nickel-containing stainless Scrap ratio falls, as production increases World Total (000s of tonnes) 2003 2004 2005(e) 2006(e) Stainless Production* 22,701 24,613 24,336 26,058 (% Change) 9.1% 8.4% -1.1% 7.1% Austenitic Ratio** 77.3% 76.7% 75.9% 75.0% Scrap Ratio 44.7% 47.8% 49.3% 47.4% Primary Nickel 804 797 740 820 Nickel in Scrap 650 731 721 738 Strong rebound Scrap growth of 2% Slight decrease again China* up 1,200kt Western world up 500kt Growth back to trend, and in- line with expected consumption growth

90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05e 06(e) Scrap ratio 42.1 45.5 48.4 47.7 43.7 44.1 46.2 46.6 45.7 43.49 48.2 47 45 44.7 47.8 49.3 47.4 Production Growth 0.4 0 -0.8 -0.9 9.7 13 0 9 -0.9 6.7 9.4 -3.4 9.1 9.1 8.4 -1.1 7.1 Increasing stainless output leads to a sharp fall in the scrap ratio, as the lag impact of prompt scrap availability reduces relative supply Stainless production growth versus stainless scrap ratios (%) Stainless growth Percent Scrap ratio Percent

Boeing Airbus Regional Military Ni Demand 95 256 123 100 96 269 126 104 97 374 182 108 98 552 229 105 99 620 294 114 00 489 311 124 01 527 325 325 99 121 02 381 303 300 152 108 03 281 305 308 194 102 04 285 320 309 264 114 05e 320 360 260 277 126 06e 385 400 225 261 133 07e 405 420 225 285 08e 440 440 220 240 09e 470 450 240 251 Number of aircraft deliveries Jet Aircraft Build Schedule* & annual nickel in high-nickel alloys demand The growth in aerospace is driving strong demand for high-nickel alloys; high future build rates will ensure continued demand growth in 2006 and beyond * Source: Airline Monitor Nickel Demand Power Generation Mechanical drivers Marine 04A 553 168 55 05E 577 168 66 06 688 201 70 07 872 205 70 08 973 205 70 09 973 205 70 10 956 210 70 Number of Builds Gas Turbine Build Schedule * Forecast International +54%

We continue to invest in the nickel metal hydride (NiMH) and nickel cadmium (NiCd) rechargeable battery market Each hybrid electric vehicle contains 8-10 kgs of nickel 140% growth in last 2 years 3 million cars by 2010 30,000 tonnes of nickel NiCd batteries strength driven in part by portable power tools ~350g of nickel per battery pack European Parliament exempted many key industries from cadmium bans

Inco has achieved a breakthrough in diesel exhaust filtration, with the development of INCOFOAM(r) HighTemp Year 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 EPA, DPM Truck, g/bhp-hr 0.6 0.25 0.25 0.25 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.01 0.01 U.S. Truck 0.8 0.34 0.34 0.34 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.013 0.013 Bus, g/bhp-hr 0.6 0.25 0.25 0.1 0.07 0.07 0.05 0.05 0.05 0.05 0.05 0.05 0.05 0.05 0.05 0.05 0.05 0.01 0.01 U.S. Bus 0.8 0.34 0.34 0.13 0.09 0.09 0.07 0.07 0.07 0.07 0.07 0.07 0.07 0.07 0.07 0.07 0.07 0.013 0.013 CARB, DPM Truck, g/bhp-hr 0.6 0.25 0.25 0.25 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 CARB, Truck 0.8 0.34 0.34 0.34 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 Bus, g/bhp-hr 0.25 0.1 0.1 0.1 0.07 0.07 0.05 0.05 0.05 0.05 0.05 0.05 0.05 0.05 0.05 0.05 CARB, Bus 0.34 0.13 0.13 0.13 0.09 0.09 0.07 0.07 0.07 0.07 0.07 0.07 0.07 0.07 0.07 0.07 Heavy Duty Diesel Engine Particulate Matter Emission Standards Particulate Matter g/kWh Prestigious innovation awards; The Association of German Engineers (VDI) European Powder Metallurgy Association Award of Merit (r) trademark of Inco group of companies

Overall nickel production growth in 2006 will be around 45,000 tonnes, as relatively few expansions come to market 2005 Nickel Production Total Growth Forecast Other Growth Other growth Allowance for Disruption 2006 Nickel Production 1285 1310 1343 1331 46 21 29 41 1285 1331 World Nickel Production Growth YOY change +3.6% Major risk of disruptions: Strikes, labour unrest Slow restarts Feed shortages Extended maintenance Inclement weather Ramp-up delays year forecast gross prod actual prod disruption Disruption % Nickel Price 1996 966 943 23 0.0238 7499.72 1997 1015 1000 15 0.0148 6916.33 1998 1035 1012 23 0.0222 4617.16 1999 1050 1026 24 0.0229 6026.51 2000 1120 1108 12 0.0107 8641.43 2001 1170 1147 23 0.0197 5948.41 2002 1205 1176 29 0.0241 6771.83 2003 1250 1204 46 0.0368 9640.34 2004 1295 1255 40 13851.65 0.0309 2005 1335 1285 45 14732.72 0.0375 2006f 0.03 0.01 2006 will be another year where high nickel prices encourage producers to operate at or above capacity; this creates a very high risk of supply disruptions, as seen in recent years World Nickel Production Disruptions & Nickel Prices Actual Disruption Nickel Price $/tonne Note: Disruption calculated as variance from start of year gross production forecast to end of year actual production results. * 2003 disruption high due to Inco Sudbury strike. In absence of strike, disruption was 2% *

World Nickel Supply/Demand Balance All figures in 000s tonnes The expected stainless rebound and limited nickel expansions will lead to a slight supply/demand deficit Note: in a lower nickel price environment, demand would be significantly higher and the supply/demand deficit would be larger than available stocks would allow

Restructuring in stainless industry will continue, and total nickel demand will increase China's quest for self sufficiency will again be a major market influence Stainless production is starting to increase, yet there will be no increase in scrap Non-stainless market growth will continue Nickel supply will struggle to keep pace The stainless industry is recognizing the new global powerhouse of China and its quest for self-sufficiency Chinese Stainless Production and Import Reliance Kilo tonnes Import reliance China imports Production - State Owned Enterprises Production - Private Imports share of demand 1/1/2000 36.66 20.833 156583 0.76 2/1/2000 36.66 20.833 156583 0.76 3/1/2000 36.66 20.833 156583 0.76 4/1/2000 36.66 20.833 156583 0.76 5/1/2000 36.66 20.833 156583 0.76 6/1/2000 36.66 20.833 156583 0.76 7/1/2000 36.66 20.833 156583 0.76 8/1/2000 36.66 20.833 156583 0.76 9/1/2000 36.66 20.833 156583 0.76 10/1/2000 36.66 20.833 156583 0.76 11/1/2000 36.66 20.833 156583 0.76 12/1/2000 36.66 20.833 156583 0.76 1/1/2001 43.6 25 190167 0.78 2/1/2001 43.6 25 190167 0.78 3/1/2001 43.6 25 190167 0.78 4/1/2001 43.6 25 190167 0.78 5/1/2001 43.6 25 190167 0.78 6/1/2001 43.6 25 190167 0.78 7/1/2001 43.6 25 190167 0.78 8/1/2001 43.6 25 190167 0.78 9/1/2001 43.6 25 190167 0.78 10/1/2001 43.6 25 190167 0.78 11/1/2001 43.6 25 190167 0.78 12/1/2001 43.6 25 190167 0.78 1/1/2002 221005 45 45 232215 0.81 2/1/2002 165539 45 45 187481 0.76 3/1/2002 275157 45 45 272120 0.83 4/1/2002 257819 50 45 269183 0.81 5/1/2002 252348 50 45 250219 0.8 6/1/2002 242094 50 45 246657 0.8 7/1/2002 265116 50 45 270012 0.81 8/1/2002 298503 54 45 298408 0.82 9/1/2002 279059 54 45 291833 0.81 10/1/2002 230468 54 45 246184 0.78 11/1/2002 246860 55 45 241788 0.77 12/1/2002 289490 55 45 282940 0.81 1/1/2003 297346 50 54.1666 306055 0.84 2/1/2003 238450 50 54.1666 254626 0.8 3/1/2003 300717 61 54.1666 311218 0.8 4/1/2003 320047 64 54.1666 333661 0.81 5/1/2003 301380 94 54.1666 341813 0.73 6/1/2003 324078 95 54.1666 368150 0.74 7/1/2003 342005 90 54.1666 380617 0.76 8/1/2003 287016 91 54.1666 338143 0.73 9/1/2003 337057 92 54.1666 390076 0.76 10/1/2003 318896 95 54.1666 368251 0.74 11/1/2003 318792 95 54.1666 363020 0.74 12/1/2003 335629 100 54.1666 383341 0.74 1/1/2004 299032 80 83.33333 424476 0.62 2/1/2004 330243 86 83.33333 433776 0.61 3/1/2004 313861 74 83.33333 413827 0.62 4/1/2004 348702 83 83.33333 455671 0.63 5/1/2004 259743 101 83.33333 377825 0.51 6/1/2004 273143 102 83.33333 382800 0.52 7/1/2004 297249 102 83.33333 416493 0.56 8/1/2004 291588 115 83.33333 380613 0.48 9/1/2004 284132 125 83.33333 427604 0.51 10/1/2004 268180 141 83.33333 429073 0.48 11/1/2004 326080 152 83.33333 473059 0.5 12/1/2004 341737 155 83.33333 503750 0.53 1/1/2005 326860 153.504 93.998 503796 0.507293 2/1/2005 279904 157.248 93.998 485151 0.477039319 3/1/2005 434529 175.638 93.998 614212 0.570014081 4/1/2005 387718 173.238 93.998 573212 0.538596743 5/1/2005 324258 163.24 93.999 513920 0.493516338 6/1/2005 330844 158.244 93.999 525417 0.510581246 7/1/2005 277303 175.903 105.665 511555 0.424625791 8/1/2005 186.913 105.665 0.373302746 9/1/2005 166.913 105.667 0.454930482 10/1/2005 159.911 105.67 0.401425323 11/1/2005 150.912 105.671 0.418295215

The same drivers affect all base metal's cycles, and fundamentals are strong - yet nickel seems to have been overlooked in this recent rally Zinc (+93%) Lead (+54%) Aluminium (+55%) Copper (+45%) Nickel (+4%) 7/1/2005 100 100 100 100 100 7/4/2005 97.593361 99.48275862 99.08311151 98.10568295 98.09264305 7/5/2005 98.50622407 99.31034483 100.029577 98.36205669 98.43324251 7/6/2005 98.58921162 99.65517241 100.9168885 100.4700185 100.5449591 7/7/2005 97.51037344 100.1149425 100.9464655 99.98575701 99.96594005 7/8/2005 100 101.1494253 104.7323277 103.2189147 102.3841962 7/11/2005 100.9128631 100.8045977 106.2407572 102.8343541 103.5422343 7/12/2005 98.71369295 96.37931034 106.5956818 102.6064663 101.1580381 7/13/2005 99.33609959 96.09195402 107.4238391 102.4213075 100.2043597 7/14/2005 97.55186722 94.71264368 107.6013014 101.5524854 98.77384196 7/15/2005 98.34024896 95.40229885 107.7787637 103.9737929 99.11444142 7/18/2005 96.68049793 96.09195402 105.7675244 102.7773821 96.5599455 7/19/2005 98.34024896 96.55172414 106.9210293 104.0450078 99.45504087 7/20/2005 98.34024896 96.55172414 106.9210293 104.0450078 99.45504087 7/21/2005 100.9543568 98.50574713 107.8379178 105.1702037 100.2724796 7/22/2005 99.00414938 95.91954023 106.4773736 104.1447087 98.77384196 7/25/2005 98.92116183 97.18390805 107.4238391 105.825381 97.41144414 7/26/2005 98.34024896 97.01149425 106.8027211 105.3980914 96.79836512 7/27/2005 99.8340249 97.93103448 107.8379178 105.5974932 97.88828338 7/28/2005 100.4564315 98.27586207 107.8970719 105.9820538 95.94686649 7/29/2005 103.153527 100.1724138 108.9322686 107.5345392 98.5013624 8/1/2005 103.153527 100.2298851 108.4886128 107.0360348 96.11716621 8/2/2005 105.1452282 102.183908 109.790003 108.2751745 98.80790191 8/3/2005 105.2282158 101.6091954 110.2336587 107.6912121 97.41144414 8/4/2005 105.6431535 101.6091954 109.8491571 107.7054551 97.78610354 8/5/2005 105.8506224 100.9770115 110.7956226 108.9588378 98.8760218 8/8/2005 105.186722 98.33333333 109.0801538 107.1357357 98.97820163 8/9/2005 102.4481328 97.01149425 108.0153801 105.3411195 98.97820163 8/10/2005 104.3568465 100.4597701 108.7548063 106.0817547 100.5108992 8/11/2005 103.4854772 99.71264368 110.1745046 105.1702037 101.4986376 8/12/2005 107.4688797 105.0574713 112.3040521 107.3921094 106.26703 8/15/2005 107.0539419 103.7931034 112.3040521 108.1042587 105.5858311 8/16/2005 107.0539419 102.183908 112.9251701 108.5315482 106.26703 8/17/2005 109.3360996 100 111.2097013 108.5600342 102.1798365 8/18/2005 109.1701245 100.5747126 110.0857734 107.762427 102.9291553 8/19/2005 110.4979253 100.9770115 111.0913931 107.9333428 102.0095368 8/22/2005 111.659751 104.0229885 111.5054718 108.6739781 104.4277929 8/23/2005 110.8298755 104.4252874 112.0970127 109.3861273 102.8950954 8/24/2005 111.0373444 104.9425287 112.0970127 109.2721834 102.9291553 8/25/2005 109.7925311 102.8735632 109.4350784 108.3179034 102.3160763 8/26/2005 111.2448133 104.0229885 110.6181603 109.7849309 101.6689373 8/30/2005 111.9917012 104.3678161 109.9674652 111.3801453 101.6008174 8/31/2005 112.8630705 103.6781609 109.9674652 111.5225751 101.8392371 9/1/2005 114.9377593 104.0804598 109.2871931 109.2436975 103.0313351 9/2/2005 117.2614108 108.6206897 110.8547767 112.576556 105.9264305 9/5/2005 113.0290456 107.1264368 108.6660751 110.9101268 104.2234332 9/6/2005 119.4190871 107.5862069 109.9674652 111.1807435 104.7343324 9/7/2005 116.6804979 105.9195402 109.228039 109.727959 102.520436 9/8/2005 114.6058091 103.4482759 109.0209997 108.9588378 100.8514986 9/9/2005 112.780083 102.8735632 107.8379178 106.1956986 99.96594005 9/12/2005 115.3112033 103.1609195 107.7196096 107.5345392 100.0681199 9/13/2005 115.8506224 103.6781609 108.6364981 107.733941 99.11444142 9/14/2005 116.9294606 103.6781609 108.4886128 107.2496795 98.09264305 9/15/2005 111.7012448 101.2643678 107.364685 105.9108389 93.5626703 9/16/2005 113.6099585 101.8390805 107.0984916 106.1102407 92.77929155 9/19/2005 111.4937759 101.6666667 105.1464064 104.6859422 92.67711172 9/20/2005 116.1410788 106.7816092 107.0393375 109.670987 92.50681199 9/21/2005 117.0124481 108.7356322 109.0209997 111.2092295 92.91553134 9/22/2005 117.8838174 110.6896552 111.0026619 112.7189859 93.32425068 9/23/2005 117.4688797 111.7816092 110.3815439 113.3171913 94.10762943 9/26/2005 118.0082988 112.0689655 110.2632357 112.8044438 92.37057221 9/27/2005 118.4232365 114.137931 110.0561964 112.633528 92.71117166 9/28/2005 119.0041494 116.6666667 109.5533866 113.2602193 91.34877384 9/29/2005 114.8547718 112.0689655 109.3759243 112.662014 91.89373297 9/30/2005 117.0954357 112.0689655 109.8491571 112.4910981 92.64305177 10/3/2005 116.5975104 111.4942529 108.3111505 111.2377154 91.41689373 10/4/2005 117.6763485 113.045977 109.0801538 112.8329298 90.29291553 10/5/2005 118.5892116 114.4827586 109.4942325 113.7159949 90.15667575 10/6/2005 121.3278008 115.1724138 111.7420881 115.0548355 90.15667575 10/7/2005 121.7427386 115.3448276 112.3040521 115.55334 89.67983651 10/10/2005 122.1576763 115.5172414 112.866016 116.0518445 89.20299728 10/11/2005 123.4854772 115.4022989 113.6054422 117.7040308 87.94277929 10/12/2005 123.153527 114.0229885 114.9364093 117.1058254 86.58038147 10/13/2005 122.2406639 111.7241379 114.7589471 115.7669848 84.70708447 10/14/2005 122.3651452 114.0229885 114.1969831 112.8044438 83.37874659 10/17/2005 124.813278 115.9770115 117.0068027 115.3396952 84.40054496 10/18/2005 124.9792531 118.3908046 117.0659568 117.6470588 82.1866485 10/19/2005 125.1452282 118.1034483 116.8293404 117.6755448 82.06743869 10/20/2005 126.6390041 118.9655172 117.8941142 119.0713574 82.5613079 10/21/2005 121.8257261 114.9425287 113.6645963 114.8554337 80.44959128 10/24/2005 122.1576763 115.5172414 113.4575569 114.3996582 81.23297003 10/25/2005 124.8962656 115.7471264 114.4927536 116.2085173 79.01907357 10/26/2005 126.9709544 117.0114943 116.0603372 118.0031335 80.3133515 10/27/2005 126.2240664 115.7471264 113.9899438 116.4506481 81.57356948 10/28/2005 128.8381743 116.6666667 114.7589471 113.545079 79.76839237 10/31/2005 130.4564315 118.9655172 117.8349601 116.536106 81.40326975 11/1/2005 126.3070539 114.4827586 117.154688 115.7384988 78.33787466 11/2/2005 127.0954357 113.6781609 116.9476486 116.5645919 78.84877384 11/3/2005 129.2946058 116.091954 119.2546584 118.2167782 78.71253406 11/4/2005 130.4564315 118.3908046 119.8461993 118.6725538 78.74659401 11/7/2005 130.0414938 119.0804598 119.5504289 118.2167782 79.76839237 11/8/2005 130.2074689 117.4712644 118.1898846 117.0773394 82.08446866 11/9/2005 131.5352697 118.6206897 119.9645075 118.3307221 81.67574932 11/10/2005 132.780083 118.1609195 119.018042 119.0286284 80.61989101 11/11/2005 133.4439834 117.4712644 121.3842059 121.6920667 80.48365123 11/14/2005 132.1991701 114.7701149 121.0292813 122.2617861 80.38147139 11/15/2005 134.2738589 116.6666667 121.6208222 123.0593932 81.09673025 11/16/2005 131.9502075 114.3678161 118.2490387 122.7602906 79.05313351 11/17/2005 134.8547718 118.3908046 120.3785862 124.5976357 81.74386921 Index value Base Metals Price Performance from July 1st 2005

Commodity prices and market forces will cycle, as they have done historically But there are hundreds of millions of people still climbing the adoption curves of nickel and stainless consumption Historic norms and cycle times will change We are in a new phase in the nickel market This phase will only be complete when a billion more people have joined the nickel and stainless market

Supplemental

Inco is the world's largest nickel producer outside of Russia Inco 2005 Net Sales to Customers by Product Nickel Copper Precious Metals Other Cobalt East 83 9 5 2 1 Inco 2005 Sales About 65% of nickel is used to make stainless steel - and 41% of our sales our destined for this use Non-ferrous Alloys Stainless & Alloy Steel Value Added Specialty Other Foundry Plating East 0.17 0.41 0.09 0.05 0.04 0.24 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9

Japan Other Asia Other World USA/Canada Europe East 0.23 0.37 0.02 0.27 0.11 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Japan Other Asia Other World USA/Canada Europe East 0.14 0.34 0.06 0.11 0.35 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Inco Sales World Nickel Demand World Nickel Demand by Regions versus Inco Sales - 2005 2005 Inco sales: 246,282 tonnes Number one marketing position - Asia-Pacific region, including Japan, represents about 60% of our sales - our competitive advantage

Presentation by Peter Goudie
Executive Vice-President, Marketing, Inco Limited
February 14, 2006 Investment Community Meeting
Nickel Markets and Market Position
Last year, I highlighted one key fact that would drive the market in 2005 — the possibility that Chinese demand would grow by 45,000 tonnes, and consume three quarters of the increase in world nickel supply. It turns out that Chinese nickel demand growth exceeded 55,000 tonnes, and accounted for all of the growth in world nickel demand.
There is a single key fact that you should consider this year — world stainless production growth will rebound by at least 7%, underpinned by Chinese stainless production growth of over 1.2 million tonnes. This will lead to ongoing tight nickel markets, forcing price to once again control the supply/demand balance.
In 2005 the LME cash nickel price averaged $14,733 per tonne, or $6.68 per pound — the highest annual nickel price in history. Yet Western World stainless steel production growth fell by 12% in the second half of the year — the sharpest contraction in at least 15 years. Given this negative influence, how was the price able to beat 2004’s level by 6%? There are four reasons: China’s demand growth; exceptional non-stainless markets around the world; nickel production disruptions of 45,000 tonnes; and exceptionally low nickel inventories, despite a recent increase.
Our outlook for this year is based on four key points: a strong rebound in global stainless production; a tightening scrap market; exceptional non-stainless strength; and limited nickel supply growth. The combined impact of these points appears to be missed by most market commentators. I will be happy to clarify the situation.
The global economy has been improving steadily. That is great news for stainless production and nickel demand. Several leading indicators point to a better year. Remember that nickel demand and industrial production have a 94% correlation over the last 50 years. Stainless production growth has averaged 1.5 times industrial production growth for the last 50 years. Many commentators are still forecasting lower nickel prices this year and next — yet we are only six months into an upswing that typically lasts 12-to-24 months.
Stainless steel is an industrial metal. The improving economic environment, and industrial production growth forecasts of about 6%, lend confidence to our stainless production growth forecast for 2006 of over 7%. Significant upside potential exists, based on the average `rebound year’ of more than 8%, and the stainless production to industrial production ratio of 1.5. Stainless production growth will be strong, make no mistake — and not just in China. Consumption is rebounding, inventories have fallen, and new facilities will ramp up.

 2
We are already witnessing the start of the production rebound. We have heard that melt rates in the first quarter were sharply higher around the world. Orders are picking up very strongly and lead times are well into Q2. There has been a flurry of announcements of base price increases worldwide. We have had several requests for spot nickel units to meet higher melting schedules. Some commentators have written off stainless steel. Do not join them. Stainless steel is an amazing product with unmatched characteristics and value. The situation in the second half of 2005 was just an inventory adjustment.
China’s stainless steel production growth of 1.2 million tonnes from state-owned, joint venture and private companies will this year lead China to become the world’s biggest stainless steel producer — larger than Japan. Fully three million tonnes of new capacity will be built just this year in China, as its quest for self-sufficiency continues. We expect a total rise in Chinese nickel consumption of about 30% — or 50,000 tonnes — again leading the world and taking up most of the increase in nickel supply, despite some inventory consumption. China will not be alone in increasing stainless output. We expect Western World production to rise by over 500,000 tonnes.
In 2006, the average nickel grade of stainless will increase; as Chinese import controls and consumer reaction against low nickel content 200 series intensify. We saw 200 series imports to China fall from 70,000 tonnes per month a year ago to less than 30,000 tonnes in December. This single factor represents 20,000 tonnes of additional nickel demand, if it continues. The market turned to 200 series as a form of substitution, but difficulties were encountered and output is now being cut to more appropriate levels.
The second key driver for 2006 is scrap tightness. Last year’s stainless steel production cutbacks were coupled with the highest scrap ratio in history, sharply reducing primary nickel demand in stainless. But the abundance of scrap was a result of lower total nickel demand, not higher supply. In fact, the highest nickel price in history could not encourage more scrap to the market, and supply fell by 1% last year. This year, we see scrap being much tighter, with supply growth of only 2% — at most. Combine this with 7-to-8% stainless production growth, lower 200 series and a flat austenitic ratio and you will quickly realize how tight the scrap market will be and how much primary nickel demand in stainless will grow. I am confused by some commentators who forecast a falling nickel price, but also predict an increase in scrap supply — an illogical pair of assumptions to make.
Stainless steel production cuts in the second half of last year will deplete the supply chain of thousands of tonnes of nickel in scrap in 2006. Rising stainless production always faces relatively less scrap, due to this lag effect. Periods of high stainless production growth are typically characterized by a sharp fall in the scrap ratio. The reverse is also true, and occurred in the second half of 2005, as a steady supply of prompt scrap was fed to mills that were decreasing output. Do not underestimate the lag time in collection and delivery of fabrication scrap.

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High nickel prices during the past two years have led to the collection and liquidation of large quantities of old scrap, which were pulled forward from future periods — and as a result, will not be available this year.
The third focal point for 2006 is the further strengthening of the non-stainless market, up another 6-to-8%, as the aerospace build rate rebound continues, and other applications — such as gas turbines, hybrid vehicles, power tools and LNG tankers — all show strong growth.
While looking at non-stainless applications, I want to highlight some of the great work our Inco specialty products group has done. We continue to invest in the rechargeable battery market in China, and we are encouraged by the rapid growth in the hybrid electric vehicle segment, as well as consumer nickel metal hydride cells.
Our continuing strong sales of nickel powders for nickel cadmium batteries are driven in large part by strength in portable power tools. In this area, nickel cadmium has a distinct technical advantage. We are pleased to see that the European Parliament voted to exempt many key industries from cadmium bans — recognizing the technology’s importance.
Inco has recently achieved a breakthrough in diesel exhaust filtration, with the development of INCOFOAM® HighTemp. This is an exciting new alloy foam that offers significant advantages in the removal of particulate matter from diesel exhausts. It is receiving increasing attention, especially in Europe, where diesel engines have achieved significant penetration, and where tougher regulations are taking effect. In fact, we are proud to have recently received the prestigious annual innovation award by VDI — the German Engineering Association — as well as the European Powder Metallurgy Association Award of Merit, recognizing the importance of our new product. It offers a lighter and smaller filter, as well as significant cost savings — and represents a new market for nickel demand.
The fourth and final driver of the market in 2006 is nickel supply. Overall production growth will be about 3.6%, or 45,000 tonnes, as relatively few expansions come to market. Increases from Inco, Jinchuan, Eramet and Aneka Tambang will account for almost the entire rise in world nickel production in 2006. This will be another year in which most producers will be at or above capacity and historic maximum levels, in an effort to produce every tonne that is needed by consumers. The result is a very high risk of disruptions, which cannot be offset by production later in the year. We need only look back at last year to see what can occur when operating with high capacity utilization; 45,000 tonnes of production was lost to strikes, feed shortages, maintenance problems and severe weather conditions. And nickel inventories are still historically low.
I believe scrap and primary nickel supply growth will struggle and nickel units will be limited. I know stainless production and nickel demand are recovering strongly. The global economy is growing, Chinese demand will continue to be powered by strong increases in stainless production. Non-stainless applications have another year of

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robust growth ahead. Industrial production growth of 6%, the expected stainless rebound and limited nickel expansions will lead to a supply/demand deficit. Elevated nickel prices will act to keep demand in line with supply.
Last year was a time of massive restructuring of the stainless industry, which is recognizing the new global powerhouse of China and its quest for self-sufficiency. This year the restructuring continues, and total nickel demand will increase. Stainless production is already starting to expand, yet there will be no corresponding increase in scrap. Non-stainless markets are growing at double the long-term average. Nickel supply will struggle to keep pace.
The same drivers affect all base metals cycles: industrial production, inventory levels, currency movements and capital investment in the mining industry. As a result, the cycles of base metals are typically very similar. Base metals fundamentals are strong — yet nickel seems to have been overlooked in this rally by some commentators — which could prove embarrassing for them. The fundamentals of nickel are perhaps stronger than those of many other metals.
Our view, consistent since 2002, has not been changed by just six months of stainless steel inventory adjustment.
Commodity prices and market forces will cycle, as they have done historically. But with hundreds of millions of people still climbing the adoption curves of nickel and stainless consumption, some historic norms will become irrelevant and cycle times will change. Do not assume that markets must soften in the next couple of years, simply because they have softened before. Do not rely on gut instincts to guide you. Mark my words — your gut has never been here before. We are in a new phase in the nickel market — a phase that will only be complete when a billion more people have made it into this market. It’s a phase that will be studied as history, but only once the future is behind us.

Peter C. Jones President and Chief Operating Officer

Focus on safety led to best ever result in 2005 97 98 99 00 01 02 03 04 05 East 4.2 3.5 2.7 2.5 1.8 1.7 1.7 1.4 1.3 Frequency of disabling injuries for each 200,000 person hours

We continue to work hard to reduce our environmental footprint Furnace No. 3 new off gas handling system In environmental compliance since May 2005 ? production by 1.7 million pounds of nickel per year Other furnaces will be retrofitted as follows: No. 4: late-2006 No. 1 and 2: mid-2007 PT Inco - Furnace No. 3 PT Inco, Indonesia Expanded acid plant capacity to accommodate a fluid bed roaster as part of SO2 abatement program Will result in 30% ? in SO2 emissions In 2006 will start work on Converter No. 8 to improve SO2 levels Sudbury, Ontario Ontario - acid plant

Nickel production levels to increase in 2006 (millions of pounds) PT Inco Manitoba Ontario 04 05 06(e) 30 East 116 107 80 West 165 164 167 North 241 216 205 83 522 487 565 Voisey's Bay* 30 OMG Toll Production** * 120 million pounds of nickel in concentrate expected to be produced at Voisey's Bay; finished nickel produced in 2006 from this concentrate should be 83 million pounds ** Arrangement to toll smelt and refine any excess purchased concentrate from Australia; Inco will market the finished nickel

There's room to increase our 2006 nickel production guidance Sudbury's smelter's running well Sudbury smelter complex New Sudbury oxygen plant New oxygen plant online in May in Sudbury With nickel/copper separation at the Sudbury mill, we'll be able to drive up nickel production Sudbury's Clarabelle Mill

Voisey's Bay achieved commercial production in December 2005 - six months ahead of original schedule Ramp-up going smoothly Voisey's Bay concentrator overview

2006 copper output should increase about 20% to 340 million pounds 04 05 06(e) East 274 277 255 West 20 North 10 65 Copper Production (millions of pounds) Anodes Refined copper Voisey's Bay concentrate 340 277

2006 PGM production should be 400,000 ounces and we'll push for more; and cobalt production should rise to about five million pounds 05 06(e) 09(e) East 3.7 5 14 West North Cobalt Production (millions of pounds) 04 05 06(e) East 16 17 16 West 182 180 172 North 224 222 212 400 419 422 Palladium Platinum Other PGM Production (thousands of ounces)

Rising costs are an industry-wide issue 2004 nickel cash unit cost of sales, after by-product credits $ 2.32 Canadian dollar* .20 Metal production volume due to planned shutdowns .18 Energy** .16 Supplies, services and contracts .13 Lower costs for purchased feeds (0.02) By-product prices (0.24) 2.73 Cost savings/productivity goal (.08) 2005 nickel cash unit cost of sales, after by-product credits (e) = estimated Notes: *CDN-US exchange rate for 2005 - $0.82 as compared to $0.77 in 2004 a $0.01 rise in the Cdn-US exchange rate increases nickel unit cash cost of sales, after by-product credits, by about $0.04 per pound over one year ** high oil and diesel costs in Indonesia and high power rates in Ontario $ 2.65

Productivity remains a focus Ontario mine productivity '03 '04 '05 '06(e) DIF 14.2 15 15.9 16.1 Tonnes of ore per work shift '02 '03 '04 '05 '06(e) East 44 50 52 53 56 West North '03 '04 '05 '06(e) DIF 12.5 13.3 12.6 13.1 PT Inco mine productivity Manitoba mine productivity +21% +13% +5%

Rising costs are an industry-wide issue 2005 nickel cash unit cost of sales, after by-product credits $ 2.65 Energy* .16 Canadian dollar** .09 Higher by-product credits (.02) Higher copper concentrate production (.06) Higher nickel production volume (.20) Lower cost of purchased feed (.25) 2006(e) nickel cash unit cost of sales, $ 2.35-2.40 after by-product credits*** 2006(e) Inco mine-source unit cost of sales, after by-product credits $ 2.15-2.20 (e) = estimated Notes: * primarily high oil and diesel costs in Indonesia **CDN-US exchange rate for 2005 - $0.82; as compared to $0.77 in 2004 a $0.01 rise in the Cdn-US exchange rate increases nickel unit cash cost of sales, after by-product credits, by about $0.04 per pound over one year *** excludes certain purchased intermediates and related treatment and refining charges of third parties

Given the great ramp-up at Voisey's Bay, our nickel in concentrate output estimate for 2006 is 120 million pounds, but since we must build our pipeline, we'll get 83 million pounds of finished nickel production from Voisey's Bay this year VB Conc Ontario Manitob Canadian Inco Mine-source 175 70 245 External Feed 17 6 20 Voisey's Bay 110 65 45 110 110 257 118 2006(e) finished nickel production Last year's estimate (millions of pounds) 375 VB Conc Ontario Manitob Canadian Inco Mine-source 185 70 255 External Feed 20 10 30 Voisey's Bay 120 43 40 83 We'll increase external feed and Ontario mine-source production to fill the processing facilities 120 248 120 368 Voisey's Bay nickel concentrate production 2006(e) finished nickel production Current estimate (millions of pounds) Voisey's Bay nickel concentrate production Ontario Manitoba Canadian Production Voisey's Bay Ontario Manitoba Canadian Production Voisey's Bay External Feed Voisey's Bay finished nickel Inco Mine-source

In H2/06, with the pipeline from Labrador to our Canadian smelters and refineries filled, our cash costs are expected to be at least $0.15 a pound below the 2006 estimate

We had record output at PT Inco last year - 168 million pounds of nickel in matte 02 03 04 05 06(e) East 131 155 159 168 167 West North Nickel-in-matte (millions of pounds) 02 03 04 05 06(e) East 136 145 165 164 167 West North Finished Nickel (millions of pounds) Nickel-in-matte is intermediary product produced at PT Inco; it is processed into finished nickel at Japanese refineries, including our own

We plan to hike PT Inco's production capacity by 33% to 200 million pounds of nickel in matte by 2009 Pre '99 '99 '09(e) East 100 150 200 Nameplate Production Capacity (millions of pounds)

Lakes feeding our generators are above last year's highest levels at PT Inco Lake Towuti Level Reservoir full Minimum reservoir level required for full hydroelectric power generation

Long-term solution is a new dam and generating plant Engineering going well Ordered turbines and generators First power generation scheduled for late-2008, but changes to a forestry permit may alter timing Karebbe dam site

The new dam will allow us to raise production at PT Inco Larona River Increasing hydroelectric capacity by 90 megawatts to 365 megawatts Raising production to 200 million pounds of nickel per year, reducing nickel unit cash costs by $0.10-to-$0.15 a pound from 2004 level and cutting energy supply risk

In 2005, we used more high sulphur fuel oil (HSFO) to raise production and Indonesia removed diesel fuel subsidies 2004 HSFO - cost per barrel ($) Indonesian government raised domestic diesel fuel price to $0.59/litre for mining companies effective October 1, 2005 PT Inco uses 90 million litres of diesel fuel annually Diesel fuel-cost per litre ($) PT Inco uses 3.3 million barrels of HSFO a year Hedge position: 6% of 2006 needs at $44.38/barrel 2005 2004 2005 Forecast 06 Forecast 06 Despite soaring energy costs, we recently installed two more diesel generators since strong nickel prices enable us to make good margins on incremental production

At PT Inco, we're using energy more efficiently and researching other fuels '03 '04 '05 '09(e) East 487 465 450 440 Kilowatt hours per tonne of nickel in matte Pilot testing of pulverized coal to replace oil begins this month - could yield cost savings of $0.15-to-$0.20 a pound

At PT Inco we're working to reduce commodity price impacts Improving roads to extend tire life and lower fuel consumption Secured tire needs well into 2007

Mined 2.7 million tonnes of ore from Petea last year Makassar Sorowako Bahodopi Pomalaa Malili Sulawesi Petea PT Inco In June 2005, began sending about one million tonnes of saprolitic nickel ore per year from Pomalaa East to PT Antam for smelting Best long range development possibilities for PT Inco: 100 million pounds per year projects at Bahodopi and Pomalaa 50 million pounds per year HPAL plant at Sorowako

2006 challenge for PT Inco is to produce 167 million pounds of nickel in matte while preparing the plant for even higher output; install dust capture equipment in second furnace while preparing a third 02 03 04 05 06(e) East 131 155 159 168 167 West North Nickel-in-matte (millions of pounds) 02 03 04 05 06(e) East 136 145 165 164 167 West North Finished Nickel (millions of pounds) Nickel-in-matte is intermediary product produced at PT Inco; it is processed into finished nickel at Japanese refineries, including our own

Our 50,000 tonne-per-annum Voisey's Bay project in Newfoundland and Labrador started up early Money-forward returns from January 2003 of over 23% at $3.75 a pound nickel and $1.00 a pound copper First concentrate Concentrator overview

In October, we opened our demonstration plant at Argentia to assess our hydromet processes and we've already produced nickel cathode Demonstration plant overview Demonstration plant flotation area Plant is running well

Voisey's Bay has been using a Falconbridge ship, pending delivery of our new ship, the Umiak, to transport Voisey's Bay concentrate 1st shipment - mid-November 2nd shipment - early-December 3rd shipment - end of January Umiak launched from dry dock in Japan on November 14 Undergoing final fit-out; due from shipyard in April 2006 The Umiak

Aboriginal employment is nearly 50% Negotiations on a collective labour agreement for Voisey's Bay employees will start soon with the United Steelworkers First agreements typically take 6-12 months Concentrator overview Concentrator building

Good exploration results at Reid Brook – $15 million Phase One exploration program at Voisey's Bay indicated massive sulphide zone


Surface
Sections
B A
- 400m Level
- 800m Level
Current Resource
Potential to add resource
0 200
m
DEEP
REID BROOK
Section B – West Facing
Surface
2.9%Ni, 1.5%Cu, 0.20%Co
61.6m
3.0%Ni, 1.4%Cu, 0.20%Co
38.7m
2.7%Ni, 1.1%Cu, 0.17%Co
40.4m
2.9%Ni, 1.2%Cu, 0.20%Co
75.4m
3.1%Ni, 1.2%Cu, 0.20%Co
46.6m
Massive Sulphide
Weakly Mineralized Troctolite
Drill Hole Trace
Assay Intersection
0 50
m

INCO

2.91%Ni, 1.2%Cu, 0.21%Co 2.94%Ni, 1.15%Cu, 0.21%Co 2.29%Ni, 0.79%Cu, 0.16%Co Surface Overburden Exploration drilling at Reid Brook continues to extend structure hosting the high-grade mineral to the west and identified a parallel feature Drill Hole Trace Intersection Sulphide 23.5m 19.9m 36.0m 100 0 m Troctolite Current Resource Potential to add resource - 800m Level 0 m 200 DEEP REID BROOK Surface Sections B C Section C 2.23, 0.73, 0.17 7.7m

At Goro, we're on track to deliver a great new source of nickel to the growing Asian market 95 million tonnes* of estimated proven and probable mineral reserves Excellent grades*: Averaging 1.53% nickel and 0.12% cobalt in proven and probable mineral reserves 55 million tonnes* of estimated measured and indicated mineral resources 20-year mine plan Initial annual capacity: 60,000 tonnes of nickel 4,300-to-5,000 tonnes of cobalt Integrated, top-class team Can be expanded many times Will supply the growing market for decades to come Phase One financial results alone undervalue its overall potential *as of December 31, 2004

Engineering of Goro project is about 70% done Earthworks started at process plant site, Kwe West residue storage facility and on a major road realignment Test mine developed to saprolite horizon and exposed bedrock Much planning for pre-production Soon the first of almost 3,000 skilled workers from the Philippines will arrive to work on construction Construction management team and about 900 workers in place Goro overview Goro - Test Mine

In two major fabrication yards in the Philippines, we're building 400 process plant modules Some should arrive at Goro on April 1, with boiler plant scheduled for first arrival Modules are pre-assembled units, weighing an average 200-to-300 tonnes

2006 milestones Port completion Steam plant and process water pipeline to allow Prony Energy to fire up first generator

At Goro, we're getting cost efficiencies from modularization and contracting strategies Goro -process plant site overview CCD steel reinforcement Already purchased many major items like autoclaves, structural steel and high-pressure pumps; reprocessing titanium materials Footprint cut in half Material quantities remain within budget Pipe rack construction

Total escalated capital cost estimate of $1.878 billion at high end of plus 15% confidence level; includes $42 million in escalation Definitive estimate is due in Q2/06, when engineering is 75% complete and all major contracts let Planned start-up in late 2007

Inco's internal rate of return on Goro project expected to be 16% at a $1.878 billion mine, process plant and infrastructure capital cost, after non-cash charge, and using long-term prices of $3.75 a pound for nickel and $9 a pound for cobalt - exceeding other projects

We expect unit cash operating costs for Goro of $1.10-to-$1.15 per pound of nickel in oxide, assuming $9 a pound cobalt Total nickel unit costs of about $2 a pound, including depreciation and amortization

Goro will produce strong cash flows, given its low-cost position and 15-year tax holiday Goro's cash flow from operations in 2009, before changes in working capital ($ millions) Nickel price ($/lb) 3.50 3.75 4.50 5.50 6.50 Cobalt price ($/lb) 9.00 9.00 10.00 11.00 12.00 280

An overlay team of about 100 experienced people will be present for commissioning and ramp-up Total Project Duration Years 2004 2005 2006 2007 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Engineering 35 Months Q1 Q2 Q3 Q4 Procurement Site Construction Module Fabrication Module Hookup Commissioning 25 Months 29 Months 28 Months 16 Months 15 Months 13 Months End of year one expect to be at 75% capacity; end of year two 90% 60,000 tonnes-per-annum of nickel and 4,300-to-5,000 tonnes-per-annum of cobalt life-of-mine capacity

PAL initial difficulties not due to technology, but based on how it was used We're on track and we will succeed Goro Pilot Plant

Nearly all of Goro's technology is used effectively to process nickel Feed Preparation Pressure Acid Leach Countercurrent Decantation Limonite Saprolite Solution Purification Copper Removal Tailings Impoundment Final Neutralization Nickel Oxide Cobalt Carbonate Nickel Pyrohydrolysis Cobalt Carbonate Precipitation Secondary SX Ni/Co Separation Primary SX - Ni Co Recovery Zinc Removal We ran a pilot plant for 2 1/2 years

PAL initial difficulties not due to technology, but based on how it was used We're on track and we will succeed Goro Pilot Plant Front end screening facility draws on PT Inco's experience with handling wet laterites Hired experienced people from all of the Australian laterite projects to work on project Key members of operating team in place Opportunity to expand with space left for a fourth autoclave After a few years of operations, we'll consider raising nameplate capacity beyond 60,000 tonnes Can be expanded many times

Inco's growth pipeline is enormous Voisey's Bay Goro 2005 2006 2007 2008 2009 2010 2011 Bahodopi Goro Expansion Sorowako Limonite 2012 2013 Pomalaa Totten Kelly Lake Committed Greenfield Development Potential Development Pomalaa

Supplemental

Reid Brook Zone Discovery Hill Zone Ovoid Southeast Extension Eastern Deeps Far Eastern Deeps Ryan's Pond Reserve Resource Potential Mineral Deposit 0 1000 2000m 0 -1000 -2000 Reid Brook Deep Voisey's Bay Main Block Longitudinal Section (Looking North)

Timing of Goro $1.878 billion capex (millions of dollars) 1 Jul/01 to 31 Dec/04* Total 286 1,878 286 1,004 Mine, process plant & infrastructure Inco's Funding Requirement** after $510 million Girardin Act & with a 21% partner 1,020 672 * After non-cash charge, after taxes and minority interest, of $191 million ** Reflects Inco meeting the Provinces of New Caledonia's pro-rata capital contributions during construction phase 368 46 2005 2006 At Euro €1.20 and Australian $0.70 204 - 2007 2008 - -

Girardin Act tax-advantaged financing from the Government of France should result in $130 million in net benefits to Goro and is a natural hedge for 50% of Euro exposure Goro - first saprolite pinnacle on 160 bench

Goro - construction camp Inco now holds a 71% interest in the Goro project company, with Sumitomo Metal Mining Co. Ltd. and Mitsui & Co. Ltd. owning 21% and the Provinces of New Caledonia a 8% equity interest* *Provinces have to-date elected not to make their prorata share of capital calls and have been subject to dilution

Presentation by Peter C. Jones
President and Chief Operating Officer, Inco Limited
February 14, 2006 Investment Community Meeting
Operations, PT Inco, Voisey’s Bay and Goro Project
Inco’s success in achieving operational and growth objectives last year prepared us well for a very good 2006.
Our worldwide focus on safety led to our best ever result of 1.3 disabling injuries per 200,000 hours of work — but we will not be satisfied until this benchmark number is zero.
PT Inco’s new off-gas equipment on Furnace No. 3 went on line in May and brought dust emissions well within environmental standards. As an unexpected benefit, the furnace’s output rose by 1.7 million pounds of nickel a year.
In Ontario, we expanded our acid plant capacity for a fluid bed roaster that will be tied in this year. Along with other changes, it will cut sulphur dioxide emissions about 30% and reduce particulate discharges. And there is more to come.
Nickel production from all sources was 487 million pounds last year, in line with our October guidance. Given strong prices, we’ll boost profitable production in 2006 — even if this sometimes raises costs. This year our operations are expected to produce 535 million pounds, plus we’ll get another 30 million pounds of finished nickel through toll smelting and refining concentrates in Finland, under contracts with OMG and Boliden.
And we could do even better! Sudbury’s smelter is running well. Our new oxygen plant will be on line in May — adding reliability to an area responsible for much downtime. By late 2006 at our Ontario mill, we’ll be able to divert some copper into copper concentrate and make more room for nickel through the smelter.
Voisey’s Bay got commercial production in December — six months ahead of our original schedule — and the ramp-up is going smoothly. It’s tough finding ships to get concentrate out while the sea is frozen — but that challenge reflects how well the project is doing!
Copper and PGM production were good stories last year. We produced 277 million pounds of refined copper — slightly above guidance — plus 10 million pounds of copper in concentrate from Voisey’s Bay. In 2006 copper output should climb almost 20% to 340 million pounds, including 65 million pounds in Voisey’s Bay concentrates.

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PGM output reached 419,000 ounces in 2005, well above the 380-to-390 thousand ounces planned. We expect to be in the 400,000-ounce range this year — and we’ll push for more. Cobalt output should rise from 3.7 million pounds last year to five million in 2006, as we benefit from the cobalt in Voisey’s Bay feed.
A year ago, most of us would not have forecast today’s energy prices and the Canadian/U.S. exchange rate. These factors raised our costs, although we did a great job in some areas of cutting expenses and increasing productivity.
Last year, Inco’s nickel unit cash cost of sales, net of by-product credits, was $2.65 a pound, 25 cents better than our guidance in October of $2.85-to-$2.95. This exceeded 2004’s cost, due to the Canadian dollar’s strength; higher energy prices; and rising expenses for supplies and services. Output fell because of major planned shutdowns in Ontario and Manitoba to set up for Voisey’s Bay ores and to enable us to cut SO2 emissions this year. Costs were partly offset by higher by-product prices and less spending on purchased feeds. We got 70% — almost $40 million — of our cost reduction/productivity goal of $60 million for 2005.
Our operating divisions achieved productivity increases in 2005, despite lower ore grades at our Canadian operations. We expect further improvement in 2006. PT Inco’s mine productivity rose 21% from 2002 levels to 53 tonnes of ore per work shift. In 2006, PT Inco aims for 56 tonnes per work shift. Mark Cutifani will discuss our Canadian operations.
In 2006, we expect nickel unit cash cost of sales after by-product credits of $2.35-to-$2.40 a pound.
Aside from a nine cent a pound hike due to the Canadian dollar’s appreciation from $0.82 to $0.85, we face steep energy costs — mainly high sulphur fuel oil and diesel at PT Inco. Lower cost for purchased feed, higher nickel and copper production and rising by-product credits serve as a partial offset. We now expect 2006 Inco mine-source production unit cash cost of sales of $2.15-to-$2.25 a pound at consensus prices.
A year ago we thought we’d produce 110 million pounds of nickel in concentrate at Voisey’s Bay in 2006. Given the great ramp-up, our estimate is now about 120 million pounds. However, since the quantities of concentrate to be processed at our operations will be lower than originally planned, we’ll get less Voisey’s Bay concentrate than that through the smelters this year — about 83 million pounds. We’ll get 65 million pounds of copper in concentrate and 1.7 million pounds of cobalt. In the second half of the year, with the pipeline filled, our overall nickel unit cash cost of sales should be at least $0.15 a pound lower than projected for the full year.

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We had record production at PT Inco last year: 168 million pounds of nickel in matte. In Q4, with no planned downtime, our output exceeded the 180 million pounds a year rate. We plan to hike PT Inco’s production capacity by 33% over the nameplate capacity to 200 million pounds of nickel in matte yearly by 2009.
This requires more mine output, power and changes to the plant. In the short-term, the outlook is good. Lakes feeding our generators are above last year’s highest levels. The historically best rain period is yet to come — and we will do cloud seeding. For the long-term, we need another dam and generating plant. Engineering for this is going well and long delivery turbines and generators have been ordered. Power generation should start in late 2008 but required changes to a forestry permit may alter the timing a bit.
The new dam and power plant will give us another 90 megawatts per year of hydropower and allow us to raise production, lower annual cash costs by $0.10-to-$0.15 a pound and cut energy supply risk.
In 2005 we used more fuel oil to boost production given these great nickel prices — and Indonesia more than doubled the internal diesel price. We had oil swap contracts in place for about 16% of PT Inco’s usage. We will continue hedging to limit peaks. Despite energy costs, we recently installed two new fuel fired generators, since strong nickel prices enable us to make good margins on the incremental production.
We’re optimizing oil consumption, using fuels more efficiently — and investigating substituting pulverized coal for HSFO in our kilns and dryers. Given commodity prices, this could yield operating cost savings of $0.15-to-$0.20 cents a pound.
We’re working to reduce commodity price impacts. We’re improving roads to extend tire life and lower fuel use, and we’ve secured our tire needs well into 2007; by then the shortage should have eased.
Last year our new mining area of Petea supplied 2.7 million wet metric tonnes of ore. In June, under an agreement with PT Aneka Tambang, we started sending about one million tonnes of nickel ore per year to its smelter from our Pomalaa deposit.
Depending on technical and economic viability, sites in our Contract of Work area at Bahodopi and Pomalaa could support two projects, each producing more than 100 million pounds of nickel a year. A hydromet plant to treat limonitic ore in Sorowako could produce another 50 million pounds of nickel a year.
PT Inco’s challenge in 2006 is to produce 167 million pounds of nickel in matte and prepare the plant for even higher output. Also, we’ll install dust capture equipment in a second furnace while preparing a third.

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At Voisey’s Bay, our 50,000-tonne-a-year project started up earlier than our original schedule. Money-forward returns from January 2003 should top 23%, based on $3.75 a pound nickel and $1.00 a pound copper. In October, we opened our demonstration plant and we’ve already produced nickel cathode. The plant is running well, and we can now test our hydromet process and construction materials in extended operation.
We contracted the use of a Falconbridge ship to move Voisey’s Bay concentrate, pending delivery of our much larger one, the Umiak. It’s due in April and will be in service soon after.
Aboriginal employment is nearly 50%. Talks will start shortly with the United Steelworkers on a Voisey’s Bay labour agreement; it’s not unusual for first collective agreements to take six-to-12 months to negotiate.
We continue to achieve good results from our advanced exploration program on the Reid Brook Deposit. Earlier drilling indicated a massive sulphide zone with intersections showing attractive grades. We’re focusing on a section that shows good thickness and the high nickel/copper grades of a massive sulphide zone — with several hundred metres of favourable structure still to explore.
Turning to Goro, we are on track to deliver a great new source of nickel to the growing Asian market. Last fall some of you got a firsthand feel for the project’s scope, structure and leadership. We likely can and will expand Goro many times, so looking at Phase One financial results alone undervalues its overall potential.
Engineering is about 70% done, with construction managers and about 900 workers in place. Earthworks have started for the process plant, at our residue storage facility and on road realignment. Our test mine extends to the saprolite horizon and exposed bedrock. We’ve done lots of preproduction planning. Soon the first of the almost 3,000 skilled Filipino workers will arrive to work on construction.
In two yards in the Philippines, we’re building 400 modules and preassembled units for the process plant, weighing an average 200-to-300 tonnes. Delivery should begin on April 1, with the boiler plant first off the boat.
Milestones this year include completing the port — and the steam plant and process water pipeline, in time to allow Prony Energy to fire up its first generator.
We’re getting cost efficiencies from modularization and contracting strategies. We bought many major items before cost hikes. We’re reprocessing our titanium materials. Materials quantities are within budget. Capex for the mine, process plant and infrastructure will likely be at the upper end of the $1.878 billion plus 15% cost range. A definitive estimate is due in Q2, when engineering is 75%

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complete and all major contracts have been let. Our start-up target remains late 2007.
Goro’s returns should be 16% at $3.75 a pound nickel and $9 per pound cobalt — exceeding other projects. We expect cash cost per pound of nickel, after by-product credits, of about $1.10-to-$1.15, at these assumed metals prices. Total nickel unit cost of sales will be about $2 per pound, including depreciation and amortization.
Goro will generate strong cash flows, given its low-cost position and tax holiday. At $3.75 a pound nickel and $9 a pound cobalt, Goro should produce about $220 million of cash flow in 2009; about $1 a share, fully diluted.
We’ll have a veteran overlay team of some 100 people on site for commissioning and ramp-up. After a year, we should be at about 75% of annual output of 60,000 tonnes of nickel and 4,300-to-5,000 tonnes of cobalt; rising to 90% after year two.
Some people still doubt the technology. But nickel pressure acid leach worked for the Australian laterite projects; their issues were building materials and operating challenges. We’ve learned from that. Nearly all our technology is used effectively for nickel and we ran a 2 1/2-year pilot plant program. PT Inco’s wet laterites have taught us a lot. We’ve hired veterans of other projects. Crucial operating team members are already on site. We’re on track and we will succeed.
Goro can grow either through a fourth autoclave on ground that has already been prepared, which would add 15,000-to-20,000 tonnes of capacity — or by doubling plant size.
And it doesn’t stop there. Inco’s growth pipeline is enormous. With Voisey’s Bay, PT Inco, Goro and Sudbury, we believe that we continue to have the nickel industry’s best asset portfolio.
Now Mark Cutifani will talk about our Canadian and U.K. operations.

Mark Cutifani President North America/Europe

Themes Reliability, consistency and our focus on meeting commitments Progress in creating shareholder value Managing cost pressures

We've been focusing on improving production consistency and reliability in Ontario Mines - new productivity records Mill - highest feed since 1999 redesign and record productivity Smelter - during Q4 operated 7% above 5-year average Copper Cliff Refinery - ran at record of over 140 million pounds per year, 5% higher than 2004 Ontario operations - furnace

In Ontario we met our 2005 nickel production target despite ramp up issues after the most complex shutdown in our history... External Feed Inco-source Feed Ontario Nickel Production (millions of pounds) '03 '04 '05 East 20 39 36 West 206 202 180 North 226 241 39 27 216 36

.... and we beat guidance for copper, PGMs and cobalt '03 '04 '05 East 201 274 287 West North Copper Production (millions of pounds) 287* '03 '04 '05 East 2 3.4 3.7 West North Cobalt Production (millions of pounds) '03 '04 '05 East 9 16 25 West 90 182 172 North 106 224 222 419 422 207 Palladium Platinum Other PGM Production (thousands of ounces) * Includes 10 million pounds of concentrate from Voisey's Bay

We reached a new labour agreement in Manitoba, without a strike Birchtree Mine

In Manitoba, nickel production was slightly below guidance due to a provincial utility power failure During shutdown we made changes to convert our furnaces to a single line operation ? ? throughput capacity from 110 million pounds for two furnaces to 125 million pounds for a single furnace and annualized savings of Cdn$8 million, beginning in Q2/06 '03 '04 '05 East 24 29 26 West 80 86 81 North 104 107 Manitoba Nickel Production (millions of pounds) 24 29 116 26 External Feed Inco-source Feed

? ? ? Principal Mines & Operations Other Metal Refineries ? We're looking at our North American and European operations as a fully-integrated operation to extract more value Reviewed: Resource base Mine production Downstream processing capabilities

We're driving more revenue through the business to improve returns on our existing capital base Sudbury km 5 0 Creighton Kelly Lake Copper Cliff South Totten Copper Cliff North We've increased production by 60% at our highest value operating mine, the Coleman mine, to 1.6 million tonnes per year 18% of feed now from Coleman Coleman is also rich in copper and PGMs Stobie Garson McCreedy East/ Coleman Mine Sudbury Basin

By installing a copper removal circuit at our mill, we'll be able to capture up to 40% of the copper in the feed starting in Q4 2006 Benefits: More nickel will be fed to the smelter, our production bottleneck ? net revenue intensity of Ontario's processing by at least 10% at an incremental cost of less than 3% Also enhancing recovery in the concentrator Clarabelle Mill

We surpassed our 400,000 ounce PGM production guidance and our strategy positions us to raise PGM output in 2007 and beyond '03 '04 '05 '06(e) East 9 16 17 16 West 90 182 180 172 North 106 224 222 212 400 419 422 Palladium Platinum Other PGM Production (thousands of ounces) 207

Removing copper at the mill boosts nickel production and is driving more exploration and mine development Sudbury km 5 0 Creighton Kelly Lake Copper Cliff South Totten McCreedy East/ Coleman Mine Copper Cliff North Expect a decision this year on developing Totten Mine, which has significant platinum group metal content Advancing feasibility study of Kelly Lake Preliminary engineering work is done Access via Copper Cliff North and South mines Stobie Garson Sudbury Basin

We'll advance feasibility of deep deposits of the Copper Cliff offset with good exploration results at the Copper Cliff South Mine last year m 2.6%Ni, 1.8%Cu, 3.3g/t 77.0m (62m) Looking West 3320 Level m 500 0 Shaft Further Potential 150 0 3.1%Ni, 2.3%Cu, 3.2g/t 50.5m (25m) g/t = TPM (Pt+Pd+Au) Mineral Resource Estimated true width (m) 3320 Level 2.3%Ni, 3.0%Cu, 21.0g/t 19.1m (9m) 2005 Resource 860 Orebody 2.0%Ni, 4.0%Cu, 7.0g/t 10.9m (9m)

Thompson's 1D Lower deposit will provide a platform for ongoing development and production 0 500 m Looking West 3600 ft Level Drift 3.76% Ni 2.3m 1D Upper 2.53% Ni 3.2m 2.25% Ni 6.2m 3.99% Ni 3.9m 1D Estimated Proven & Probable Mineral Reserves and Mineral Resources 1D Potential to Expand 1D Lower Thompson Mine, Longitudinal Section Make additional Inco-source ores available

Investing in critical facilities to increase production capability and reliability Our converter upgrade project in Ontario will increase efficiency to cut sulphur emission, enabling us to boost processing rates about 2% ? Feed variability ? process control and smelter stability Economic returns from an environmental project Ontario operations - converter

Setting stage across our operations in Sudbury for better production reliability and consistency Converter upgrade New oxygen plant Q2/06 commissioning Fluid bed roaster project Ontario operations - oxygen plant

Great effort spent preparing for Voisey's Bay feed, including starting up new cobalt circuit in Manitoba; influx of ores has gone well and will boost production in Ontario and Manitoba 06(e) 07(e) 08(e) 09(e) OD Source 185 172 166 180 External 20 VB 43 88 84 65 248 260 250 245 06(e) 07(e) 08(e) 09(e) MD Source 70 68 69 70 External 10 VB 40 57 56 55 120 125 125 125 Mine Feed Voisey's Bay Feed External Feed Ontario Manitoba Estimated nickel production levels (millions of pounds)

We're managing cost challenges - helped by flow sheet reconfiguration and focus on consistency and productivity Ontario mine productivity '03 '04 '05 '06(e) DIF 14.2 15 15.9 16.1 +13% '03 '04 '05 '06(e) DIF 12.5 13.3 12.6 13.1 Manitoba mine productivity +5% Productivity improvements have reduced our cost of labour by 10% per unit of nickel produced; other efficiencies have cut unit costs by another 5% Labour reductions and additional measures have decreased our operating cost base by more than Cdn$100 million in the last two years

We closed our copper refinery in Sudbury last year Despite refinery team achieving record productivity and 30% unit cost reduction, we struggled to be competitive with a small and aging asset The team did a great job - gives us encouragement to invest in our future Can better use our capital on new mines and improving other parts of the business Ontario operations - copper refinery

For 2006, we are targeting record throughput levels for all our Ontario processing operations External Feed Inco-source Feed '06(e) 43 East 20 West 180 North 243 20 2001 2002 2003 2004 2005 East 4149 4211 4246 4125 4327 Smelter Dry Solid Discharge (DSC) Rate DSC - tonnes/day 2001 2002 2003 2004 2005 Column Rate 245 235 247 266 267 Litres/minute Copper Cliff Nickel Refinery Column Rate Clarabelle Mill Production Rate 2000 2001 2002 2003 2004 2005 East 8375 8303 8760 6977 9431 10249 short tons milled (000s) Nickel Production (millions of pounds) 43 Voisey's Bay Feed

2006 copper and PGM production 04 05 06(e) East 16 25 24 West 182 172 164 North 224 222 212 400 419 422 Palladium Platinum Other PGM Production (thousands of ounces) 04 05 06(e) East 274 277 255 West 20 North 10 65 Anodes Refined copper Voisey's Bay concentrate 340 Copper Production (millions of pounds)

What's ahead for Manitoba in 2006? Move to single line furnace raises throughput capacity from 110 to 125 million pounds and saves Cdn$8 million a year starting in Q2/06 Bring new and larger cobalt plant into full production For first time ever, will operate entire year without shutting down our processing facilities '03 '04 '05 '06(e) East 24 29 26 10 West 87 86 81 110 North 104 107 Manitoba Nickel Production (millions of pounds) 24 29 116 26 External Feed Inco-source Feed 120 10

How we manage resources and how we deploy and manage employees Collective bargaining agreement, which expires on May 31, 2006 Three-to-four week regular maintenance shutdown in July Ontario operations - Creighton Mine

Delivering on our commitment to be a reliable and consistent nickel producer Focusing on value creation Putting processing and people strategies in place to reduce cost and realize business improvements

Presentation by Mark Cutifani
President, North America and Europe, Inco Limited
February 14, 2006 Investment Community Meeting
I will be talking to three key themes in today’s Canadian operations discussion. The first is reliability, consistency and our focus on meeting commitments. Second, I’ll update our progress in creating shareholder value. And third, I’ll describe our strategy for the critical challenge of managing cost pressures.
Our operational focus is on improving consistency and reliability, which drives productivity and performance. In Ontario, our mines met their target outputs and we set productivity records. Clarabelle mill processed its highest feed level since its 1999 redesign and achieved record productivity. Our smelter’s Q4 production rate was 7% above its five-year average; Copper Cliff nickel refinery operated at a best ever annual rate of over 140 million pounds. We met our nickel output target of 215-to-220 million pounds, despite ramp-up issues after the most complex shutdown in our history — and we beat our guidance for copper, PGMs and cobalt.
In Manitoba, we reached a contract with the Steelworkers, without a strike. Nickel output there was 107 million pounds, slightly below our guidance of 108-to-110 million pounds, due to a provincial utility power failure. During our maintenance closure we converted from two furnaces to a higher productivity, lower cost, single furnace operation, which will raise throughput capacity to 125 million pounds — and will result in annualized savings of Cdn$8 million, starting in Q2 this year.
While focusing on consistency and reliability, we examined how to enhance performance and build shareholder value. This meant assessing our resource base, along with mining and downstream processing capabilities. We are managing North America and Europe as a fully integrated operation and our strategies aim to extract more value from all facets of our operations.
For instance, we are developing our mines in a way that allows us to make best use of our resources — and we are reconfiguring the downstream flow sheet to remove process constraints. Freeing up processing capacity to handle higher value feeds lets us maximize revenue intensity through our current infrastructure. In other words, we are driving more revenue through the business to improve returns on our existing capital base.
An example of this strategy in action is the Coleman Mine. We’ve increased ore mined by 60% from Coleman — our highest value operation, as measured by contained metal per tonne. The mine has a high copper and PGM component,

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which was constrained by the inability of our bulk smelting process to handle large amounts of copper. By installing a copper removal circuit in the Clarabelle Mill we will be able to capture up to 40% of the copper in feed, starting in the fourth quarter this year. As a result, more nickel will be fed to the smelter — our production bottleneck — raising the net revenue intensity of Ontario’s processing by at least 10% at an incremental capital cost of less than 3% of current asset carrying values. In addition, we are enhancing recovery in the concentrator, as part of a multi-year process improvement plan.
In 2005, we surpassed our PGM production guidance of 385,000 ounces and our target in 2006 is 400,000 ounces. We could move closer to 2005’s actual output of 419,000 tonnes, as we strive to bring in the copper/nickel separation project as soon as possible in 2006 — and perhaps work some higher PGM mining areas. Our strategy positions us to raise PGM output in 2007 and beyond.
Removing copper before smelting and refining allows us to raise Inco source nickel production, which is driving increased exploration and mine development. In Ontario, we’ll make a decision this year on the Totten Mine; along with nickel, it has a high PGM component. We’ll advance the feasibility of Kelly Lake and the deep deposits of the Copper Cliff offset — including Copper Cliff North and South mines. We’ve identified these options as we rethink our processing configuration to get more value from our great resource position.
Work on Thompson’s 1D Lower Deposit has begun and will make additional Inco sourced ores available. We expect a successful diamond drill program for lateral and deeper extensions to be a foundation for more development and production.
As we consider how to work the flow sheet harder, we are investing in critical facilities to increase production capability and reliability. This will also enhance our environmental performance; we aim to seamlessly upgrade processing facilities, improve emissions capture and raise production capability.
For example, our converter upgrade project underway in Ontario will cut sulphur emissions while enabling us to boost processing rates by at least 2%. This will help maintain critical process control and stability in the smelter, by reducing daily variations in feed caused by local emissions restrictions. We will deliver an economic return from an environmental project — a win-win for all stakeholders.
This project — along with the new oxygen plant to be commissioned in the second quarter and the fluid bed roaster installation — sets the stage for better production reliability and consistency.
Of course, there was great effort in Sudbury and Thompson to set up for Voisey’s Bay feed, which first arrived late in 2005. We started up our cobalt circuit in Manitoba just six weeks ago. So far, the influx of ores has gone well. Processing

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higher-grade Voisey’s Bay feed will help boost production in Ontario and Manitoba.
Our most pressing issue and key challenge is costs. Our flow sheet reconfiguration will assist us in achieving cost reductions and focusing on consistency and productivity. We’ve made real progress on all fronts.
Productivity improvements have reduced our cost of labour by 10% per unit of nickel output. Other efficiencies have lowered unit costs by a further 5%. Labour reductions and other efficiencies have cut our operating cost base by more than Cdn$100 million in the last two years. Our efforts have buffered the impacts of a rising Canadian dollar and higher energy costs.
But there is more to be done. We will make hard decisions like last year’s closing of our Sudbury copper refinery, which we accomplished without major disruption. Despite great efforts by the refinery team, including record productivity and a 30% unit cost reduction, we struggled to be competitive with a fairly small facility and an aging asset. We can better use our capital on new mines and improving other parts of our business. We are not fixated on running all facets of a process — we are fixated on delivering value. This is our strategy in play.
For 2006, we expect record throughput levels for all of our Ontario processing operations — including milling, smelting and refining — to produce 243 million pounds of nickel. Peter reviewed overall copper and PGM production targets.
In Manitoba, we will complete the move to a single line furnace and, with Voisey’s Bay feed, we plan to produce 120 million pounds of nickel. We will bring the new and larger cobalt plant into full production. For the first time, we will operate for an entire year without shutting down our processing facilities.
Improving performance and managing costs just can’t be done unless all of our people are onside. Our strategy for cost containment is built around how we manage resources and hardware, and how we deploy and manage employees. We have enhanced our operating processes by focusing on control and delivering improved capability. We have the best-trained workforce in the mining industry and we are creating value by making each person a true partner in tackling our challenges and creating our success.
We intend to use this respectful approach with the Steelworkers in negotiations for a new collective bargaining agreement to replace the one that expires May 31. Our `to do’ list for Ontario in 2006 also includes a three-week maintenance shutdown in July.

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In closing, I’ll leave you with three key points:
•	We are delivering on our commitment to be a reliable and consistent nickel producer — and we understand the need to meet and hopefully exceed expectations;

•	We are driving change through our process by focusing on value creation; and

•	We are putting processing and people strategies in place to reduce cost and realize business improvements.
Now Bob Davies will provide a financial review.

Bob Davies Executive Vice-President and Chief Financial Officer

Impact on production and cost of a planned shutdown, higher energy costs and stronger Canadian dollar, partially offset by higher prices for most metals led to lower adjusted* net earnings '03 '04 '05 East 276 855 811 * Not Canadian GAAP calculation: excludes gains on sale of an investment, asset impairment charges; non-cash currency translation adjustments, income tax benefits (charges), remediation costs unrelated to existing businesses and operations, Goro project suspension costs, including related currency hedging gains, and strike costs ** Restated for retroactive change in accounting policy for depreciation and depletion Adjusted net earnings ($ millions)

Very strong cash flow from operations '03 '04 '05 East 531 1210 1187 West North ? $0.10/lb in LME cash nickel price ? ? $27 million in cash flow 223 million diluted shares Cash flow from operations, before changes in working capital ($ millions)

Working capital rose by $448 million ($ millions) Lower taxes payable $ 235 Higher inventories 149 - copper refinery closure - building pipeline to OMG - building pipeline from Voiseys' Bay to Ontario and Manitoba Other 64 $ 448

Capital expenditures in 2005 ($ millions) 1,168 Goro Sustaining Capex Voisey's Bay 876 '04 '05 Sustaining 291 375 PT Inco 58 Voisey's 448 391 Goro 137 344 PT Inco expansion

With our strong cash flow we contributed an additional $111 million into our pension plans in 2005 *estimated cash and earnings impact for next few years Return assumption: 7.5% Canada, 7.75% US Discount rate: 5% Canada, 5.5% US 2006(e) Contributions* 2006(e) expense* $195 million $110 million = Required $195 million = Total $ - million = Additional 2005 Contributions* 2005 expense* $175 million $110 million = Required $286 million = Total $111 million = Additional

Income taxes Q4/05 adjusted effective tax rate: 29% due to additional pension contribution 2006(e) effective tax rate: 34% - 70-80% current - 20-30% deferred

Strong financial position enabling us to grow prudently *Substantial portion of convertible debt treated as equity Debt-to-capitalization ratio 03 04 28%* 32%* 30%* 05 1st Qtr 32 30 28 Cash ($ millions) 1st Qtr 418 1076 958 02 03 04 418 05

Over One Year ($) Nickel 0.10/lb ? ? ? 0.14 0.12 Copper 0.10/lb ? ? ? 0.08 0.07 Palladium 50/oz ? ? ? 0.03 0.03 Platinum 50/oz ? ? ? 0.03 0.02 Cobalt 1.00/lb ? ? ? 0.01 0.01 Cdn$-US$* 0.01 ? ? ? 0.06 0.05 Oil 1.00/bbl ? ? ? 0.007 0.006 Natural gas 0.10/MM BTU ? ? ? 0.002 0.002 Basic EPS effect** * $0.05 operating impact, or $0.03 per pound of nickel produced **using 191 million shares ***using 223 million shares Increased nickel and copper leverage in 2006 Diluted EPS effect***

Cash flow should remain strong in 2006 ? $0.10/lb in LME cash nickel price ? ? $27 million in after-tax cash flow 223 million diluted shares * Using First Call 2006 consensus nickel price of $6.45/lb, copper price of $1.80/lb, 565 million pounds of nickel production, $2.35-2.40 cash costs and a Cdn$0.85 ** Using 2006 guidance and year-to-date commodity prices: $6.70/lb nickel, $2.19/lb copper, $1,040/oz platinum and $280/oz palladium '03 '04 '05 06(e) 06(e) East 531 1210 1187 1400 1540 West North Cash flow from operations, before changes in working capital ($ millions) Diluted share count - 223 million "Our policy continues to be that we do not publicly predict or forecast future nickel prices"

We expect to fund all 2006 capex from internal cash on hand at $6.45 a pound nickel *At $0.85 CDN Capital expenditures ($ millions) Voisey's Bay 05 Depreciation, and amortization 268 Environmental Capex 06(e) 455 365 90** Amortization of Voisey's Bay purchase price** Goro Sustaining Capex 1,820* New Mines Development, PT Inco and Other Expansion '04 '05 '06(e) 50 Environment 120 Sustaining 291 368 315 PT Inco 67 140 Voisey's 448 391 55 Goro 137 344 1140 1,170 876 Discretionary Capex ** 2006 total Voisey's Bay amortization of purchase price including amount in inventory expected to be $145 million in 2006

In Q4/05, we started to amortize Voisey's Bay's acquisition cost when commercial production was achieved Non-cash after-tax charge was $12 million in 2005, or $0.05 per share

Inco's net capex funding requirements** 2006 - 2010 (millions of dollars) Goro* (after Girardin Act financing and with 21% partner, with Oct/04 restart) Voisey's Bay1 (after $100 million government support) Sustaining Capex Total 06-10 Total 672 632 1,159 3,898 ** at $0.85 CDN-US exchange rate for 06, $0.77 for 07, $0.79 for 08, $0.79 for 09 and $0.78 for 10; excludes capitalized interest Reflects Phase 1 and Phase 2 capital 06 672 - 07 97 44 269 311 1,344 753 - 08 5 212 535 * See assumptions for Goro project - 09 177 162 541 Environmental Capex 281 120 111 31 9 - 10 309 205 725 PT Inco expansion 244 57 109 75 3 - 10 New Mines Development and other Expansion related expenditures 657 81 113 109 162 192 Discretionary Capex 253 48 65 103 28 9

Exploration expense will be up due to work in the Sudbury Basin; R&D expense up due to greater spending on Voisey's Bay process and Inco's Special Products '04 '05 '06(e) East 29 35 47 West North R&D ($ millions) Exploration ($ millions) '04 '05 '06(e) East 32 43 54 West North '04 '05 '06(e) East 192 207 200 West North SG&A ($ millions)

With Voisey's Bay in commercial production about $55 million of our 2006 interest payments will be expensed Expensed Capitalized '02 '03 '04 '05 '06(e) East 40 56 36 26 55 West 25 46 53 103 80 North 65 102 89 Interest Payments ($ millions) 129 26 36 56 40 135 55

If First Call consensus nickel price of $6.45 per pound prevails in 2006, minority interest would be $100 million '04 '05 '06(e) East 129 73 100 West North Minority interest ($ millions) $0.10 change in nickel price ? $3.5 million change in minority interest "Our policy continues to be that we do not publicly predict or forecast future nickel prices" * Reflects $25 million favourable adjustment for Goro minority interest in Q1/05 and restated to reflect correction to minority interest accounting

Objective is to ensure financial flexibility and liquidity in support of our strategy to grow profitably

Supplemental

Commodity hedge positions for 2006 at December 31, 2005 Platinum hedges - 8% of production @$651/oz plus puts/calls for a further 13% of production @$688-to-$802/oz Oil hedges - 6% of 2006 usage at $44.38/barrel Copper hedges - 16% of production at $1.15-to-$1.54/pound

Presentation by Bob Davies
Executive Vice-President and Chief Financial Officer, Inco Limited
February 14, 2006 Investment Community Meeting
Financial Review
We had another outstanding year in 2005 — one that was highlighted by all-time record total revenue, Canadian GAAP record net earnings and very strong cash flow from operations. Let me give you specifics.
Adjusted net earnings were $811 million in 2005, or $3.64 a share on a diluted basis. That’s slightly less than the $855 million that we earned in 2004. Key factors were the impact on production and cost of major planned shutdowns, higher energy costs and a stronger Canadian dollar, partly offset by higher prices for most metals.
Cash flow from operations before changes in working capital and capex was $1.2 billion. Working capital rose by $448 million. This was mainly because of lower taxes payable and higher inventories, following the closure of the copper refinery, and building inventory pipelines — both to OMG and from Voisey’s Bay to our other Canadian operations.
Cash flow from operations and cash on hand more than covered capex of $1.17 billion, including $793 million for growth projects. Given our strong cash flow, we contributed an additional $111 million to our pension plans. Our 2006 pension contribution is expected to be about $195 million. The excess contribution in 2005 resulted in a lower adjusted effective fourth quarter tax rate of 29%; down from our guidance of 36%. We expect our effective tax rate to be about 34% in 2006; with about 70%-to-80% current and 20%-to-30% deferred taxes.
Our year-end cash balance was $958 million. We have a debt to capitalization ratio of 28%.
Higher production and sales enhance our leverage to current robust nickel and copper prices. Each $0.10 rise in the nickel price boosts our diluted net earnings by about $0.12 a share per year and our cash by about $27 million. Our earnings are sensitive to Canadian/U.S. currency fluctuations. Each $0.01 rise in the average Canadian/U.S. dollar exchange rate reduces adjusted diluted EPS by $0.05 and increases cash costs by $0.03 a pound. The screen shows key commodity and currency impacts.
As Scott mentioned, we expect cash flow to remain strong this year. At the current 2006 consensus LME cash nickel price of $6.45 per pound, cash flow from operations, before changes in working capital and capex, will be about $1.4 billion — or $6.30 per share. At year-to-date commodity prices, that number would rise to $1.54 billion.

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We estimate our 2006 capex at $1.82 billion before partner and government funding, with Voisey’s Bay at $55 million and Goro at $1.14 billion. We anticipate $140 million in new mines development and other expansion projects, including the construction of a third dam at PT Inco. Discretionary capex will be about $50 million and our sustaining capital will be about $315 million. Environmental improvements will add $120 million to capex.
Forecast depreciation and amortization for this year is $455 million. The 2006 amortization of Voisey’s Bay purchase price is expected to be about $145 million, with a $90 million earnings impact and $55 million in inventory. We started amortizing the Voisey’s Bay acquisition cost in the fourth quarter of 2005, when commercial production was achieved. This non-cash after-tax charge was $12 million in 2005, or $0.05 a share. This year our net capex funding requirements will be about $1.34 billion after the Girardin financing for Goro, expected contributions from our partners at Goro and government support for Voisey’s Bay. Our net capex funding needs will fall below $760 million in 2007 and drop to $535 million in 2008. At the current consensus price of $6.45 per pound nickel, we can fund 2006 capex from internal cash flow and cash on hand.
Exploration expenses in 2006 are expected to be about $11 million more than in 2005. The increase mainly reflects exploration in and around the Sudbury and Thompson mines, as well as drilling at Kelly Lake. R&D expenses should be $12 million higher than in 2005, due to greater spending on the Voisey’s Bay process and on Inco’s special products. SG&A should be in line with the 2005 total — which was $15 million above the 2004 level, primarily owing to share appreciation rights tied to the almost 20% rise in our share price during 2005 and higher capital taxes.
With Voisey’s Bay in commercial production, about $55 million of our 2006 estimated $135 million of interest payments will be expensed and the balance will be capitalized to our Goro project.
If the consensus nickel price of $6.45 per pound in 2006 prevails, minority interest should be about $100 million.
We intend to ensure financial flexibility and liquidity, as we profitably grow. We also aim to maintain our balance sheet strength, investment grade credit rating, and ready access to capital markets. These will remain key objectives for the long-term — and we continue to achieve them.
Scott will now wrap up our formal remarks.

Scott Hand Chairman and Chief Executive Officer

Nickel market remains strong Working to make operations as competitive as possible Voisey's Bay is a tremendous success Steady progress at Goro - we will deliver Expanding at PT Inco and working to get more production out of Ontario and Manitoba Growing production 45% by 2009 from 2005 levels Very healthy cash flow and balance sheet $1.4 billion at $6.45 nickel* Friendly acquisition of Falconbridge - will create world's largest nickel company and a leading copper company, with product and geographic diversification and ability to grow Conclusion * Using First Call consensus for 2006 "Our policy continues to be that we do not publicly predict or forecast future nickel prices"

Presentation by Scott Hand
Chairman and Chief Executive Officer
February 14, 2006 Investment Community Meeting
Closing Remarks
I’ll make just a few closing remarks. We’re moving on expanding output all across the Company to take advantage of strong nickel markets in a way not seen in our history. We’re growing — and we’re growing profitably.
•	The context for our growth — as Peter Goudie has said — is a nickel market that cannot be readily judged against the cycles of the past. Certainly we understand and we will prepare for times when market conditions are not as good as they are today. We intend to perform well at every phase of the nickel cycle. But the nickel market remains strong and supply will chase demand for some time to come.

•	We are working to make our existing nickel operations in Canada and Indonesia as competitive as possible — and they are low cost and stack up very well. Like everyone else we face the cost pressures of higher energy, exchange rates and materials; but we’re making progress by running more efficient operations and by bringing on great low-cost operations like Voisey’s Bay and Goro.

•	Voisey’s Bay is a tremendous success. We commenced production six months earlier than originally planned; we had a great ramp-up, and new low-cost, high-grade nickel concentrate is running through our operations.

•	Construction at Goro is underway again with an experienced team — both in project execution and operations — so we will deliver.

•	We’re expanding at PT Inco. All of these projects will further enhance our outstanding marketing position in Asia.

•	And we are working to get more output from Ontario and Manitoba.

•	All of this means a production increase for Inco of over 45% by 2009 from 2005 levels. We can keep on growing well beyond that time with our great orebodies and a reserve and resource position unparalleled in the nickel industry.

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•	We have great cash flow and a strong balance sheet and our priority is to keep it that way. At current First Call 2006 consensus nickel prices, we expect to generate $1.4 billion of cash in 2006, or cash flow per share of $6.30. And if the nickel price averaged what they are year to date, $6.70 a pound, in 2006, we would generate $1.54 billion of cash, or $6.90 a share. So we have strong financial resources and we will continue to use them effectively to create value for our shareholders.

•	And, of course, the completion of our friendly acquisition of Falconbridge will truly transform Inco. We will not only become the largest nickel company in the world but also a leading copper company. We will be diversified as to the metals we produce, where we produce them, and where they are marketed and sold — with the properties and the financing capacity to grow. The New Inco means excellent value opportunity for shareholders and even brighter prospects for our future.
In other words, on every front, I see an Inco that — in reaching far and thoughtfully to capitalize on great opportunity — will succeed.

2006 guidance Production1 Nickel Copper PGMs Inco premium over LME cash price3 Nickel cash unit cost of sales, after by-product credits2 Total Inco-mine production 5 - 10 2.15 - 2.20 565 340 400 1. Millions of pounds, except for PGMs which are thousands of ounces 2. Dollars per pound Cents per pound 2.35 - 2.40

Nickel production levels to increase in 2006 (millions of pounds) PT Inco Manitoba Ontario 04 05 06(e) 30 East 116 107 80 West 165 164 167 North 241 216 205 83 522 487 565 Voisey's Bay* 30 OMG Toll Production** * 120 million pounds of nickel in concentrate expected to be produced at Voisey's Bay; finished nickel produced in 2006 from this concentrate should be 83 million pounds ** Arrangement to toll smelt and refine any excess purchased concentrate from Australia; Inco will market the finished nickel

2006 copper output should increase about 20% to 340 million pounds 04 05 06(e) East 274 277 255 West 20 North 10 65 Copper Production (millions of pounds) Anodes Refined copper Voisey's Bay concentrate 340 277

2006 PGM production should be 400,000 ounces and we'll push for more; and cobalt production should rise to about five million pounds 05 06(e) 09(e) East 3.7 5 14 West North Cobalt Production (millions of pounds) 04 05 06(e) East 16 17 16 West 182 180 172 North 224 222 212 400 419 422 Palladium Platinum Other PGM Production (thousands of ounces)

Quarterly variability of 2006 nickel and copper production (millions of pounds) Nickel Copper Q1(e) Q2(e) Q3(e) Q4(e) East 135 140 140 160 West 75 85 85 95 130-135 135-140 135-140 155-160 75 85 85 95 Voisey's Bay Copper Concentrate * Includes 30 million pounds of finished nickel by toll smelting and refining concentrates with OMG and Boliden

Quarterly variability of 2006 PGM production (thousands of ounces) Q1(e) Q2(e) Q3(e) Q4(e) East 80 115 90 115

New Inco nickel production expected to climb by over 30% by 2009 PT Inco Manitoba Ontario Voisey's Bay Goro External Feed (millions of pounds of nickel) '05 '06(e) '07(e) '08(e) '09(e) OMG 30 47 45 30 EX 62 30 MD 82 70 68 69 70 PTI 163 167 168 172 192 OD 180 185 172 166 180 VB 83 145 140 120 Goro 0 0 38 110 Falco 250 250 250 250 250 815 850 880 960 737 Source Falconbridge OMG Toll

Great effort spent preparing for Voisey's Bay feed, including starting up new cobalt circuit in Manitoba; influx of ores has gone well and will boost production in Ontario and Manitoba 06(e) 07(e) 08(e) 09(e) OD Source 185 172 166 180 External 20 VB 43 88 84 65 248 260 250 245 06(e) 07(e) 08(e) 09(e) MD Source 70 68 69 70 External 10 VB 40 57 56 55 120 125 125 125 Mine Feed Voisey's Bay Feed External Feed Ontario Manitoba Estimated nickel production levels (millions of pounds)

Given the great ramp-up at Voisey's Bay, our nickel in concentrate output estimate for 2006 is 120 million pounds, but since we must build our pipeline, we'll get 83 million pounds of finished nickel production from Voisey's Bay this year VB Conc Ontario Manitob Canadian Inco Mine-source 175 70 245 External Feed 17 6 20 Voisey's Bay 110 65 45 110 110 257 118 2006(e) finished nickel production Last year's estimate (millions of pounds) 375 VB Conc Ontario Manitob Canadian Inco Mine-source 185 70 255 External Feed 20 10 30 Voisey's Bay 120 43 40 83 We'll increase external feed and Ontario mine-source production to fill the processing facilities 120 248 120 368 Voisey's Bay nickel concentrate production 2006(e) finished nickel production Current estimate (millions of pounds) Voisey's Bay nickel concentrate production Ontario Manitoba Canadian Production Voisey's Bay Ontario Manitoba Canadian Production Voisey's Bay External Feed Voisey's Bay finished nickel Inco Mine-source

We had record output at PT Inco last year - 168 million pounds of nickel in matte 02 03 04 05 06(e) East 131 155 159 168 167 West North Nickel-in-matte (millions of pounds) 02 03 04 05 06(e) East 136 145 165 164 167 West North Finished Nickel (millions of pounds) Nickel-in-matte is intermediary product produced at PT Inco; it is processed into finished nickel at Japanese refineries, including our own

Value added focus translates into premiums over the LME 2006(e) Inco premium = $0.05-$0.10 per pound 2005 Inco premium 5 cents Realized price of nickel ($ per pound) In a rising nickel market, Inco's premiums tend to lag LME cash nickel prices since contractual sales are often based on prior periods' prices; fixed price basis sales (certain Inco Special Products) and fixed percentage basis sales (20% of PT Inco matte production to third party) also affect premiums *LME cash nickel price 01 02 03 04 05 Realized Price 2.7 3.07 4.37 6.27 6.68 Premium 0.23 0.17 0.1 0.04 0.05 North 2.93 3.24 LME 2.70 LME 3.07 4.47 6.31 LME 4.37 LME 6.28 LME 6.68 6.73

Rising costs are an industry-wide issue 2005 nickel cash unit cost of sales, after by-product credits $ 2.65 Energy* .16 Canadian dollar** .09 Higher by-product credits (.02) Higher copper concentrate production (.06) Higher nickel production volume (.20) Lower cost of purchased feed (.25) 2006(e) nickel cash unit cost of sales, $ 2.35-2.40 after by-product credits*** 2006(e) Inco mine-source unit cost of sales, after by-product credits $ 2.15-2.20 (e) = estimated Notes: * high oil and diesel costs in Indonesia **CDN-US exchange rate for 2006 - $0.85 as compared to $0.82 in 2005 a $0.01 rise in the Cdn-US exchange rate increases nickel unit cash cost of sales, after by-product credits, by about $0.03 per pound over one year *** excludes third party toll smelting and refining costs

Current 2006 analysts' consensus diluted adjusted EPS estimate* * Average of 20 sell-side analysts' estimates at February 10, 2006 First Call: $3.50 a share

Current 2006 analysts' consensus commodity price assumptions and a CDN$0.85 Nickel* $ 6.45/lb Copper* 1.80/lb Palladium** 284.00/oz Platinum ** 984.00/oz CDN$/US$ 0.85 * First Call average of 16-18 sell-side analysts' estimates at February 10, 2006 ** London Bullion Market Association (LBMA) average of 19-20 analysts' estimates at January 2006 Year-to-date nickel price is $6.70/lb. "Our policy continues to be that we do not publicly predict or forecast future nickel prices"

At year-to-date commodity prices, Inco's estimated 2006 adjusted diluted EPS is $4.10-to-4.15 Nickel $ 6.70/lb Copper 2.19/lb Palladium 280.00/oz Platinum 1,040.00/oz 2006 year-to-date prices

Over One Year ($) Nickel 0.10/lb ? ? ? 0.14 0.12 Copper 0.10/lb ? ? ? 0.08 0.07 Palladium 50/oz ? ? ? 0.03 0.03 Platinum 50/oz ? ? ? 0.03 0.02 Cobalt 1.00/lb ? ? ? 0.01 0.01 Cdn$-US$* 0.01 ? ? ? 0.06 0.05 Oil 1.00/bbl ? ? ? 0.007 0.006 Natural gas 0.10/MM BTU ? ? ? 0.002 0.002 Basic EPS effect** * $0.05 operating impact, or $0.03 per pound of nickel produced **using 191 million shares ***using 223 million shares Increased nickel and copper leverage in 2006 Diluted EPS effect***

Cash flow should remain strong in 2006 ? $0.10/lb in LME cash nickel price ? ? $27 million in after-tax cash flow 223 million diluted shares * Using First Call 2006 consensus nickel price of $6.45/lb, copper price of $1.80/lb, 565 million pounds of nickel production, $2.35-2.40 cash costs and a Cdn$0.85 ** Using 2006 guidance and year-to-date commodity prices: $6.70/lb nickel, $2.19/lb copper, $1,040/oz platinum and $280/oz palladium '03 '04 '05 06(e) 06(e) East 531 1210 1187 1400 1540 West North Cash flow from operations, before changes in working capital ($ millions) Diluted share count - 223 million "Our policy continues to be that we do not publicly predict or forecast future nickel prices"

We expect to fund all 2006 capex from internal cash on hand at $6.45 a pound nickel *At $0.85 CDN Capital expenditures ($ millions) Voisey's Bay 05 Depreciation, and amortization 268 Environmental Capex 06(e) 455 365 90** Amortization of Voisey's Bay purchase price** Goro Sustaining Capex 1,820* New Mines Development, PT Inco and Other Expansion '04 '05 '06(e) 50 Environment 120 Sustaining 291 368 315 PT Inco 67 140 Voisey's 448 391 55 Goro 137 344 1140 1,170 876 Discretionary Capex ** 2006 total Voisey's Bay amortization of purchase price including amount in inventory expected to be $145 million in 2006

IRR Nickel 0.10/lb ? ? ? 0.5% Copper 0.10/lb ? ? ? 0.4% Cobalt 1.00/lb ? ? ? 0.2% Cdn$-US$* 0.01 ? ? ? 0.4% Fuel Oil 1.00/bbl ? ? ? 0.1% Underlying assumptions to IRR > 23%: $3.75 per pound nickel, $1.00 per pound copper, $9 per pound cobalt, $0.72 CDN$, $26.80 per barrel fuel oil Underlying assumptions to life of mine cash costs of $1.10-$1.15 per pound: $3.00 per pound nickel, $0.90 per pound copper, $7 per pound cobalt, $0.66 CDN$, $26.80 per barrel fuel oil Cash cost per pound - ? $0.06 ? $0.05 ? $0.02 ? $0.02 Voisey's Bay leverage internal rate of return and cash cost

Timing of Goro $1.878 billion capex (millions of dollars) 1 Jul/01 to 31 Dec/04* Total 286 1,878 286 1,004 Mine, process plant & infrastructure Inco's Funding Requirement** after $510 million Girardin Act & with a 21% partner 1,020 672 * After non-cash charge, after taxes and minority interest, of $191 million ** Reflects Inco meeting the Provinces of New Caledonia's pro-rata capital contributions during construction phase 368 46 2005 2006 At Euro €1.20 and Australian $0.70 204 - 2007 2008 - -

IRR Nickel 0.10/lb ? ? ? 0.7% Cobalt 1.00/lb ? ? ? 0.5% AU$-US$ 0.05 ? ? ? 0.3% Euro-US$ 0.05 ? ? ? 0.3% Underlying assumptions to IRR = 9-10%: $3 per pound nickel, $7 per pound cobalt and Euro €1.20, AU$0.70 for capital costs; $9 per pound cobalt, Euro €1.15 and AU$0.65 for life-of-mine cash costs of $1.10-to-$1.15 per pound operating costs - $0.06 $0.02 $0.03 Goro leverage internal rate of return and cash cost Cash cost per pound

Inco's net capex funding requirements** 2006 - 2010 (millions of dollars) Goro* (after Girardin Act financing and with 21% partner, with Oct/04 restart) Voisey's Bay1 (after $100 million government support) Sustaining Capex Total 06-10 Total 672 632 1,159 3,898 ** at $0.85 CDN-US exchange rate for 06, $0.77 for 07, $0.79 for 08, $0.79 for 09 and $0.78 for 10; excludes capitalized interest Reflects Phase 1 and Phase 2 capital 06 672 - 07 97 44 269 311 1,344 753 - 08 5 212 535 * See assumptions for Goro project - 09 177 162 541 Environmental Capex 281 120 111 31 9 - 10 309 205 725 PT Inco expansion 244 57 109 75 3 - 10 New Mines Development and other Expansion related expenditures 657 81 113 109 162 192 Discretionary Capex 253 48 65 103 28 9

Exploration expense will be up due to work in the Sudbury Basin '04 '05 '06(e) East 29 35 47 West North R&D ($ millions) Exploration ($ millions) '04 '05 '06(e) East 32 43 54 West North '04 '05 '06(e) East 192 207 200 West North SG&A ($ millions)

With Voisey's Bay in commercial production about $55 million of our 2006 interest payments will be expensed Expensed Capitalized '02 '03 '04 '05 '06(e) East 40 56 36 26 55 West 25 46 53 103 80 North 65 102 89 Interest Payments ($ millions) 129 26 36 56 40 135 55

If First Call consensus nickel price of $6.45 per pound prevails in 2006, minority interest would be $100 million '04 '05 '06(e) East 129 73 100 West North Minority interest ($ millions) $0.10 change in nickel price ? $3.5 million change in minority interest "Our policy continues to be that we do not publicly predict or forecast future nickel prices" * Reflects $25 million favourable adjustment for Goro minority interest in Q1/05 and restated to reflect correction to minority interest accounting

Income taxes Q4/05 adjusted effective tax rate: 29% due to additional pension contribution 2006(e) effective tax rate: 34% - 70-80% current - 20-30% deferred

Q4/05: $3.54/lb 2005: $3.74/lb 2006*(e): $3.94/lb Earnings breakeven, on LME cash nickel basis * Primarily due to impact of increased depreciation and higher interest expense in 2006

Commodity hedge positions for 2006 at December 31, 2005 Platinum hedges - 8% of production @$651/oz plus puts/calls for a further 13% of production @$688-to-$802/oz Oil hedges - 6% of 2006 usage at $44.38/barrel Copper hedges - 16% of production at $1.15-to-$1.54/pound

With our strong cash flow we contributed an additional $111 million into our pension plans in 2005 *estimated cash and earnings impact for next few years Return assumption: 7.5% Canada, 7.75% US Discount rate: 5% Canada, 5.5% US 2006(e) Contributions* 2006(e) expense* $195 million $110 million = Required $195 million = Total $ - million = Additional 2005 Contributions* 2005 expense* $175 million $110 million = Required $286 million = Total $111 million = Additional

Inco is the world's largest nickel producer outside of Russia Inco 2005 Net Sales to Customers by Product Nickel Copper Precious Metals Other Cobalt East 83 9 5 2 1 Inco 2005 Sales About 65% of nickel is used to make stainless steel - and 41% of our sales our destined for this use Non-ferrous Alloys Stainless & Alloy Steel Value Added Specialty Other Foundry Plating East 0.17 0.41 0.09 0.05 0.04 0.24 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9

Japan Other Asia Other World USA/Canada Europe East 0.23 0.37 0.02 0.27 0.11 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Japan Other Asia Other World USA/Canada Europe East 0.14 0.34 0.06 0.11 0.35 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Inco Sales World Nickel Demand World Nickel Demand by Regions versus Inco Sales - 2005 2005 Inco sales: 246,282 tonnes Number one marketing position - Asia-Pacific region, including Japan, represents about 60% of our sales - our competitive advantage

Projected stainless production growth of over 7% this year, with Chinese increases leading the way * Includes Chinese private mills ** Nickel-containing stainless Scrap ratio falls, as production increases World Total (000s of tonnes) 2003 2004 2005(e) 2006(e) Stainless Production* 22,701 24,613 24,336 26,058 (% Change) 9.1% 8.4% -1.1% 7.1% Austenitic Ratio** 77.3% 76.7% 75.9% 75.0% Scrap Ratio 44.7% 47.8% 49.3% 47.4% Primary Nickel 804 797 740 820 Nickel in Scrap 650 731 721 738 +40kt in China Scrap growth of 2% Slight decrease again China* up 1,200kt Western world up 500kt Growth back to trend, and in-line with expected consumption growth

World Nickel Supply/Demand Balance All figures in 000s tonnes The expected stainless rebound and limited nickel expansions will lead to a slight supply/demand deficit Note: in a lower nickel price environment, demand would be significantly higher and the supply/demand deficit would be larger than available stocks would allow

Focus on safety led to best ever result in 2005 97 98 99 00 01 02 03 04 05 East 4.2 3.5 2.7 2.5 1.8 1.7 1.7 1.4 1.3 Frequency of disabling injuries for each 200,000 person hours